
HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所


02015672

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

February 18, 2002

SEC FILE NO. 82-4152

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL
RECEIVED
MAR 0 1 2002
WASH. D.C.
354

Re: Hansom Eastern (Holdings) Limited
Formerly known as Tung Fong Hung (Holdings) Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Hansom Eastern (Holdings) Limited (the "Company"), SEC File No. 82-4152, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding resignation of director , dated January 23, 2002, published in (English version) in Hong Kong iMail and published in (Chinese version) in Hong Kong Economic Times, both on January 24, 2002;

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H:\dlai\adr\21843\0001\29sec.doc


HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

(2) The Company's announcement regarding interim results for the six months ended September 30, 2001, dated December 18, 2001, published in (English version) in Hong Kong iMail and published in (Chinese version) in Hong Kong Economic Times, both on December 19, 2001;

(3) A circular regarding connected transaction, dated October 8, 2001;

(4) The Company's interim report for the six months ended September 30, 2001;

(5) The Company's announcement regarding connected transaction, dated September 17, 2001, published in (English version) in Hong Kong iMail and published in (Chinese version) in Hong Kong Economic Times, both on September 18, 2001; and

(6) The Company's announcement regarding results of the rights issue, dated September 11, 2001, published in (English version) in Hong Kong iMail and published in (Chinese version) in Hong Kong Economic Times, both on September 12, 2001.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Encl.

c.c. Hansom Eastern (Holdings) Limited

Hong Kong iMail, Thursday, January 24, 2002

恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
(Incorporated in the Cayman Islands with limited liability)

NOTICE OF RESIGNATION OF DIRECTOR

The Board of Directors of Hansom-Eastern (Holdings) Limited (the "Company") announces that Mr. Zhang Ming Yu resigned as Executive Director of the Company with effect from 23rd January, 2002.

The Board of Directors would like to express their appreciation to Mr. Zhang for his valuable contribution to the Company in the past.

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 23rd January, 2002

香港經濟日報
2002年1月24日 星期四

恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
（於開曼群島註冊成立之有限公司）

董事辭職通告

恒盛東方控股有限公司（「本公司」）之董事會宣佈，張明宇先生辭任本公司執行董事職務，生效日期為二零零二年一月二十三日。

董事會對張先生過去為本公司所作出之貢獻致予感謝。

承董事會命
恒盛東方控股有限公司
董事總經理
鄺維添

香港，二零零二年一月二十三日



SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
WASH. D.C. 354 SECTION



恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2001

INTERIM RESULTS

The board of directors (the "Directors") of Hansom Eastern (Holdings) Limited (the "Company") announces that the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2001 together with the comparative figures for the previous period are as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	For the six months ended 30th September, 2001 HK$'000 (Unaudited)	2000 HK$'000 (Unaudited)
Turnover		160,264	136,742
Cost of sales		(98,919)	(82,549)
Gross profit		61,345	54,193
Other income	5	1,093	10,696
Distribution costs		*(51,955)*	*(60,570)*
Administrative expenses		(21,010)	(25,900)
Other operating expenses	6	(11,250)	316
Loss from operations	7	(21,777)	(21,265)
Finance costs	8	(2,013)	(1,792)
Investment income	9	2,445	3,864
Share of results of jointly controlled entities		-	(144)
Loss before taxation		(21,345)	(19,337)
Taxation	10	(36)	(20)
Loss before minority interests		(21,381)	(19,357)
Minority interests		*(6,347)*	4
Net loss for the period		(15,034)	(19,361)
Loss per share	11		
Basic and diluted		HK$(0.01)	HK$(0.03)

Notes:

1. ***Basis of preparation***

   The condensed financial statements have been prepared in accordance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("HKSA") and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. **Principal accounting policies**

   The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and certain investments in securities.

   The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st March, 2001, except as described below.

   In the current period, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP(s)") issued by the HKSA. The SSAPs that have an impact on the condensed financial statements are:

SSAP 26	Segment reporting
SSAP 30	Business combinations
SSAP 31	Impairment of assets

   In the current period, the Group has changed the basis of identification of reportable segments to that required by SSAP 26. Segment disclosures for the six months ended 30th September, 2000 have been amended so that they are presented on a consistent basis.

   The new SSAP 30 prescribes the treatment of goodwill and negative goodwill on acquisition of a subsidiary, an associate or a jointly controlled entity. Pursuant to the transitional provisions set out in SSAP 30, the Group has elected not to restate goodwill or negative goodwill previously eliminated against or credited to reserves, respectively. Therefore, goodwill arising on acquisitions prior to 1st April, 2001 continues to be held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary, associate or joint venture, or at such time as impairment losses are identified. Negative goodwill arising on acquisitions prior to 1st April, 2001 continues to be held in reserves and will be credited to the income statement at the time of disposal of the relevant subsidiary, associate or joint venture.

   Goodwill arising on acquisitions after 1st April, 2001 is capitalised and amortised over its estimated useful life. Negative goodwill arising on acquisitions after 1st April, 2001 is presented as a deduction from assets and will be released to the income statement based on an analysis of the circumstances from which the balance resulted.

3. **Prior period adjustment**

   During the period, the Group had reviewed the carrying amount of goodwill that had previously been eliminated to reserves. In accordance with Interpretation 13 "Goodwill – continuing requirements for goodwill and negative goodwill previously eliminated against/credited to reserves", the Group has restated its previously reported net loss for the six months ended 31st March, 2001 and accumulated losses as at 31st March, 2001 by HK$48,674,000 for the impairment of goodwill arising from the acquisition of an associate during the six months ended 31st March, 2001.

4. **Business and geographical segment information**

   For management purposes, the Group is currently organised into four main operating segments, manufacture and sale of Western and Chinese pharmaceutical and health products and foodstuffs, provision of finance, trading and investment in securities and property letting.

   Segmental information for the six months ended 30th September, 2001 and 2000 about these businesses is presented below:

   Business segments

   For the six months ended 30th September, 2001

	Manufacture and sale of Western and Chinese pharmaceutical and health products and foodstuffs HK$'000	Provision of finance HK$'000	Trading and investment in securities HK$'000	Property letting HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment Revenue							
External revenue	119,321	1,539	18,856	547	9,001	-	160,264
Segment Results	(14,842)	1,437	(7)	481	(225)	-	(13,351)
Unallocated corporate expenses							(8,166)
Unallocated other income							347
Loss from operations							(21,777)

   For the six months ended 30th September, 2000

	Manufacture and sale of Western and Chinese pharmaceutical and health products and foodstuffs HK$'000	Provision of finance HK$'000	Trading and investment in securities HK$'000	Property letting HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment Revenue							
External revenue	127,173	4,035	1,631	1,433	2,460	-	136,742
Segment Results	(21,396)	19,734	(18,147)	313	(6,486)	-	(27,480)
Unallocated corporate expenses							(8,572)
Unallocated other income							14,917
Loss from operations							(21,155)

   Geographical segments

   For the six months ended 30th September, 2001

	Hong Kong HK$'000	Other regions in The People's Republic of China HK$'000	Canada HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment Revenue						
External revenue	129,462	17,143	8,744	4,715	-	160,264
Inter-segment revenue	2,118	-	-	-	(2,118)	-
Total revenue	131,780	17,143	8,744	4,715	(2,118)	160,264
Segment Results	(11,067)	(1,399)	(317)	(1,175)	-	(13,958)
Unallocated corporate expenses						(8,166)
Unallocated other income						347
Loss from operations						(21,777)

   For the six months ended 30th September, 2000

	Hong Kong HK$'000	Other regions in The People's Republic of China HK$'000	Canada HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment Revenue						
External revenue	105,160	12,753	1,933	4,896	-	136,742
Inter-segment revenue	6,336	-	-	-	(6,336)	-
Total revenue	111,496	12,753	1,933	4,896	(6,336)	136,742
Segment Results	(26,233)	(1,189)	613	(821)	-	(27,630)
Unallocated corporate expenses						(8,542)
Unallocated other income						14,917
Loss from operations						(21,255)

5. **Other income**

	For the six months ended 30th September, 2001 HK$'000	2000 HK$'000
Other income comprises:		
Unrealised gain on investments in securities	746	-
Gain on transfer of certain property interests to a jointly controlled entity	-	10,696
Others	347	-
	1,093	10,696

6. ***Other operating expenses***

	For the six months ended 30th September, 2001 HK$'000	2000 HK$'000
Other operating expenses comprises:		
Cost for closure of retail outlets	(5,590)	-
Loss on assignment of a loan	(4,711)	-
Write back of provision for loan debtors	-	16,000
Write back of provision for amount due from an associate	-	3,143
Write back of provision for guarantees given in connection with a disposed subsidiary	-	2,059
Impairment loss recognised in respect of investments in securities	-	(19,729)
Provision for bad and doubtful debts	-	(176)
Others	(949)	-
	(11,250)	316

7. ***Loss from operations***

	For the six months ended 30th September, 2001 HK$'000	2000 HK$'000
Loss from operations has been arrived at after charging:		
Depreciation and amortisation	3,832	4,728
Loss on disposal of property held for resale	114	-

8. **Finance costs**

	For the six months ended 30th September, 2001 HK$'000	2000 HK$'000
Finance costs comprises:		
Bank and other borrowings wholly repayable within five years	1,861	656
Bank and other borrowings not wholly repayable within five years	139	461
Obligations under finance leases	13	13
Convertible notes	-	1,299
Total borrowing costs	2,013	2,429
Less: Amount capitalised in respect of properties under development	-	(637)
	2,013	1,792

NOT

9. **Investment income**

	For the six months ended 30th September,	
	2001	2000
	HK$'000	HK$'000
Interest income from:		
Banks	395	3,020
Convertible notes receivable	2,043	–
Notes receivable	–	844
Others	7	–
	2,445	3,864

10. **Taxation**

	For the six months ended 30th September,	
	2001	2000
	HK$'000	HK$'000
The charge comprises:		
Taxation of the Company and its subsidiaries		
Hong Kong Profits Tax		
– Current period	–	–
– Underprovision in prior period	–	20
Overseas taxation	36	–
	36	20

No provision for Hong Kong Profits Tax has been made in the financial statements as the Group had no assessable profit for both periods.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

11. **Dividend**

No dividend was paid during both periods.

12. **Loss per share**

The calculation of the loss per share is based on the net loss for the period of HK$15,034,000 (six months ended 30th September, 2000: HK$19,361,000) and on the weighted average number of 1,229,383,779 (six months ended 30th September, 2000: 750,280,244) ordinary shares in issue adjusted for the effect of the Company's rights issue as approved by the shareholders of the Company on 24th August, 2001.

The computation of diluted loss per share has not assumed the exercise and conversion of the share options and warrants as their exercise and conversion would result in a decrease in the loss per share for both periods.

13. **Transfer to and from reserves**

The rights attached to the warrants of the Company to subscribe for ordinary shares of the Company expired on 3rd May, 2001 and the balance of the warrant reserve of HK$28,754,000 has been transferred to accumulated losses accordingly.

INTERIM DIVIDEND

The Directors have resolved not to declare an interim dividend for the six months ended 30th September, 2001 (2000: nil).

INTERIM RESULTS

For the six months ended 30th September, 2001, net loss of the Group was HK$15 million which compared favorably to the net loss of HK$19.4 million recorded in the prior period. Loss per share was reduced down to HK1 cent, representing a decrease of about 67% as against the corresponding prior period amount. The improvement in results was largely due to the Group's reduced interest in Tung Fong Hung Investment Limited ("TFHI"), a loss-making subsidiary which was 100% owned by the Group in the prior period.

BUSINESS REVIEW AND PROSPECTS

For the period under review, the Group's operations in pharmaceutical and health products and foodstuffs, conducted through TFHI, incurred an overall loss of HK$16 million (before minority interests). In view of the fact that such businesses had been loss-making for many years, in September 2001, the Company announced its proposal to dispose the remaining 51% interest in TFHI for a consideration of HK$45.9 million pursuant to a put option arrangement previously entered. The proposed transaction was approved by the Company's shareholders in October 2001 and completed in November 2001. The Directors consider that the disposal of the remaining interest in TFHI is in the best interest of the Company and would help to alleviate the adverse pressure on the Group's future financial performance.

The Group's business segments of financing, securities and property all recorded profitable results during the review period. In view of these encouraging results, additional financial resources had been allocated to the financing and securities operations which led to the increases in the Group's short-term loans and current investments in securities to HK$110.4 million and HK$54.4 million respectively by the end of September 2001. The financing and securities operations have together become a more significant part of the Group's businesses.

Looking ahead, the Group will continue with its policy of enhancing profitability of the existing operations and its business expansion programme into Mainland China. Sharing the general consensus that new business opportunities will emerge both in Mainland and Hong Kong following China's entry into the WTO, the Group will stay focus on these economies, and will undertake new investments when attractive opportunities arise.

FINANCIAL REVIEW

Liquidity and Financial Resources

At 30th September, 2001, the Group was in a net cash position of HK$97.7 million comprising cash in bank of HK$118.8 million and short-term bank borrowings of HK$21.1 million. The bank borrowings were mainly used by TFHI as trade finance and were unsecured, denominated in Hong Kong dollars and bore floating commercial interest rate. TFHI also had other borrowing of HK$53.4 million which was a loan advanced by its other shareholder.

The Group's properties held for resale with carrying value of HK$40 million were pledged as securities for a loan facility of HK$30 million as mentioned in the Company's circular dated 26th July, 2001. The loan facility was unutilized as at 30th September, 2001.

Foreign Currency Management

The Group's Mainland operations do not constitute a significant part of the Group's business at present and material exchange rate risk is not expected. The Group will deploy appropriate measures to meet circumstantial changes.

Commitments

The Group has an outstanding commitment of HK$49.5 million in relation to the acquisition of Henan Xingbang Pharmacy Limited in Mainland, the commitment will be met predominantly by the Group's internal financial resources.

Shareholders' Funds

The Group successfully raised over HK$221 million following a share placement in May 2001 and the completion of a rights issue in September 2001. The capital base of the Group has been substantially strengthened as a result and stood at HK$540.6 million as at 30th September, 2001. That equates to a net asset value per share of approximately HK17 cents.

EMPLOYEES AND REMUNERATION POLICIES

The Group has about 30 employees, including directors, following the completion of the disposal of the remaining interest in TFHI. The Group remunerates its employees based on their work performance and with reference to general market conditions.

PURCHASE, SALE AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange will be published on the website of the Stock Exchange in due course.

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 18th December, 2001

恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
（於開曼群島註冊成立之有限公司）

中期業績公佈
截至二零零一年九月三十日止六個月

中期業績

恒盛東方控股有限公司（「本公司」）之董事會（「董事會」）謹此宣佈本公司及其附屬公司（「本集團」）截至二零零一年九月三十日止六個月之未經審核綜合業績連同上一期間之比較數字如下：

簡明綜合收入報表

	附註	截至九月三十日止六個月 二零零一年 千港元 （未經審核）	二零零零年 千港元 （未經審核）
營業額		160,264	136,742
銷售成本		(98,919)	(82,549)
毛利		61,345	54,193
其他收入	5	1,093	10,696
分銷成本		(51,955)	(60,570)
行政開支		(21,010)	(25,900)
其他營運開支	6	(11,250)	316
營運虧損	7	(21,777)	(21,265)
財務成本	8	(2,013)	(1,792)
投資收入	9	2,445	3,864
應佔共同控制機構業績		–	(144)
除稅前虧損		(21,345)	(19,337)
稅項	10	(36)	(20)
少數股東權益前虧損		(21,381)	(19,357)
少數股東權益		(6,347)	4
期度虧損淨額		(15,034)	(19,361)
每股虧損	12		
基本及攤薄		(0.01)港元	(0.03)港元

附註：

1. 編製基準

簡明財務報表乃按照香港會計師公會（「HKSA」）頒佈之會計實務準則第25條「中期財務報告」所編製，並符合香港聯合交易所有限公司（「聯交所」）證券上市規則附錄16之適用披露規則。

2. 主要會計政策

簡明財務報表乃按歷史成本法編製，並已就重估投資物業及若干證券投資作出修改。

所採用之會計政策與編製本集團截至二零零一年三月三十一日止年度之全年財務報表所採用者一致，惟下文所述者除外。

於本期間，本集團已首次採用HKSA所頒佈之數項新頒佈及經修訂會計實務準則（「SSAP(s)」）。對簡明財務報表造成影響之SSAPs如下：

SSAP第26條	分類報告
SSAP第30條	業務合併
SSAP第31條	資產減值

於本期間，本集團已根據SSAP第26條之規定改變申報分類資料明基準。截至二零零零年九月三十日止六個月之分類披露已被修訂，致使可於一致之基準下呈列。

新SSAP第30條訂明收購一間附屬公司、一間聯營公司或一個共同控制機構之商譽及負值商譽之處理。根據SSAP第30條所載之過渡性條文，本集團已選擇不會重列先前已分別於儲備撇銷或列入儲備內之商譽或負值商譽。因此，於二零零一年四月一日前因收購所產生之商譽將繼續持作為儲備及將於出售有關附屬公司、聯營公司或共同控制機構，或於已發覺減值時於收入報表內扣除。於二零零一年四月一日前因收購產生之負值商譽會繼續持有作為儲備及將於出售有關附屬公司、聯營公司或共同控制機構時計入收入報表內。

於二零零一年四月一日後因收購產生之商譽已資本化及按其估計可用年期攤銷。於二零零一年四月一日後因收購產生之負值商譽則列為資產扣減，並會在分析有關產生結餘情況後撥入收入報表內。

3. 前期調整

期內，本集團已審閱先前於儲備中撇銷之商譽面值，根據詮釋13「商譽－先前於儲備撇銷／計入儲備內之商譽／負值商譽之持續規定」，本集團已將其先前中撇銷截至二零零一年三月三十一日止六個月因收購一家聯營公司所產生之商譽減值48,674,000港元計入並重列於截至二零零一年三月三十一日止六個月之虧損淨額及於二零零一年三月三十一日之累計虧損。

4. 業務及地區分類資料

6. 其他營運開支

	截至九月三十日止六個月 二零零一年 千港元	二零零零年 千港元
其他營運開支包括：		
關閉零售商店之成本	(5,590)	–
轉讓貸款之虧損	(4,711)	–
撥回借款債務人準備	–	16,000
撥回聯營公司欠款準備	–	2,162
撥回有關一間已出售之附屬公司所授出之擔保作出之準備	–	2,059
投資證券之重估減值虧損	–	(19,729)
呆壞賬準備	–	(176)
其他	(949)	–
	(11,250)	316

7. 營運虧損

	截至九月三十日止六個月 二零零一年 千港元	二零零零年 千港元
營運虧損已扣除下列項目：		
折舊及攤銷	3,822	4,728
出售持有買賣物業之虧損	114	–

8. 財務成本

	截至九月三十日止六個月 二零零一年 千港元	二零零零年 千港元
財務成本包括：		
須於五年內全部償還之銀行及其他借貸	1,861	656
毋須於五年內全部償還之銀行及其他借貸	139	461
財務租約承擔	13	13
可換股票據	–	1,299
借貸成本總額	2,013	2,429
減：就發展中物業撥充資本之款項	–	(637)
	2,013	1,792

9. 投資收入

	截至九月三十日止六個月 二零零一年 千港元	二零零零年 千港元
來自以下項目之利息收入：		
銀行存款	395	3,020
應收可換股票據	2,043	–
應收票據	–	844
其他	7	–
	2,445	3,864

10. 稅項

	截至九月三十日止六個月 二零零一年 千港元	二零零零年 千港元
支出包括：		
本公司及其附屬公司之稅項		
香港利得稅		
－本期間	–	–
－上一期間準備不足	–	20
海外稅項	36	–

[illegible]「持續規定」。本集團已將其先前申報於截至二零零一年三月三十一日止六個月因收購一家聯營公司所產生之商譽減值48,674,000港元計入並重列於截至二零零一年三月三十一日止六個月之虧損淨額及於二零零一年三月三十一日之累計虧損。

4. 業務及地區分類資料

就管理而言，本集團目前正分為四個主要營運分類，分別為製造及銷售中西醫藥及保健產品及食品、提供融資、證券買賣及投資，以及出租物業。

截至二零零一年及二零零零年九月三十日止六個月之業務分類資料呈列如下：

業務分類

截至二零零一年九月三十日止六個月

	製造及銷售中西醫藥及保健產品及食品 千港元	提供融資 千港元	證券買賣及投資 千港元	出租物業 千港元	其他 千港元	對銷 千港元	綜合 千港元
分類收益							
對外收益	129,321	1,530	18,856	957	9,600	–	160,264
分類業績	(16,042)	1,437	471	401	(225)	–	(13,958)
未攤分企業開支							(8,166)
未攤分其他收入							347
經營虧損							(21,777)

截至二零零零年九月三十日止六個月

	製造及銷售中西醫藥及保健產品及食品 千港元	提供融資 千港元	證券買賣及投資 千港元	出租物業 千港元	其他 千港元	對銷 千港元	綜合 千港元
分類收益							
對外收益	127,171	4,035	1,621	1,453	2,460	–	136,742
分類業績	(21,396)	19,734	(19,847)	313	(6,486)	–	(27,680)
未攤分企業開支							(8,502)
未攤分其他收入							14,917
經營虧損							(21,265)

地區分類

截至二零零一年九月三十日止六個月

	香港 千港元	中華人民共和國其他地區 千港元	加拿大 千港元	其他 千港元	對銷 千港元	綜合 千港元
分類收益						
對外收益	129,662	17,143	8,744	4,715	–	160,264
業務之間收益	2,118	–	–	–	(2,118)	–
總收益	131,780	17,143	8,744	4,715	(2,118)	160,264
分類業績	(11,067)	(1,399)	(317)	(1,175)	–	(13,958)
未攤分企業開支						(8,166)
未攤分其他收入						347
經營虧損						(21,777)

截至二零零零年九月三十日止六個月

	香港 千港元	中華人民共和國其他地區 千港元	加拿大 千港元	其他 千港元	對銷 千港元	綜合 千港元
分類收益						
對外收益	105,160	17,753	8,933	4,896	–	136,742
業務之間收益	6,336	–	–	–	(6,336)	–
總收益	111,496	17,753	8,933	4,896	(6,336)	136,742
分類業績	(26,283)	(1,189)	613	(821)	–	(27,680)
未攤分企業開支						(8,502)
未攤分其他收入						14,917
經營虧損						(21,265)

5. 其他收入

	截至九月三十日止六個月 二零零一年 千港元	二零零零年 千港元
其他收入包括：		
證券投資之未變現收益	746	–
轉讓若干物業權益予一家共同控制機構之收益	–	10,696
其他	347	–
	1,093	10,696

香港利得稅		
－本期間	–	–
－上一期間準備不足	–	20
海外稅項	36	–
	36	20

由於在兩個期間本集團並無產生應課稅溢利，故並無於財務報表內就香港利得稅作出準備。

海外稅項乃按各司法權區之現行稅率計算。

11. 股息

於兩個期間內，並無派發股息。

12. 每股虧損

每股虧損乃按期內虧損淨額15,034,000港元（截至二零零零年九月三十日止六個月：19,361,000港元）及已就本公司股東於二零零一年八月二十四日批准本公司供股之影響作出調整之已發行普通股加權平均數1,229,383,779股（截至二零零零年九月三十日止六個月：750,280,244股）計算。

由於購股權及認股權證之行使及轉換會導致兩個期間之每股虧損減少，故此，每股攤薄虧損之計算並無假設購股權及認股權證之行使及轉換。

13. 轉撥自及轉撥往儲備

本公司之認股權證所附有可認購本公司普通股之權利已於二零零一年五月三日屆滿，而26,754,000港元之認股權證儲備結餘已因此而轉撥往累計虧損中。

中期股息

董事會已決議不宣派截至二零零一年九月三十日止六個月之中期股息（二零零零年：無）。

中期業績

截至二零零一年九月三十日止六個月，本集團之虧損淨額為15,000,000港元，較上一個期間錄得之虧損淨額19,400,000港元為佳。每股虧損減至1港仙，較過往同期減少約67%。業績有所改善主要由於本集團減少持有Tung Fong Hung Investment Limited（「TFHI」）之權益，而其為本集團於上一期間全資擁有並錄得虧損之附屬公司。

業務回顧及展望

於回顧期內，本集團透過TFHI經營之製藥及保健產品及食品業務，錄得整體虧損16,000,000港元（未計少數股東權益）。鑒於該等業務長年虧損，於二零零一年九月，本集團宣佈建議根據先前訂立之認沽期權安排，出售於TFHI餘下之51%權益，代價為45,900,000港元。建議之交易於二零零一年十月獲本公司股東通過，並於二零零一年十一月完成。董事會認為出售於TFHI餘下權益符合本公司之最佳利益，並可紓緩對本集團未來財政表現之不利壓力。

於回顧期內，本集團於融資、證券及物業之業務均錄得溢利。鑒於業績令人鼓舞，本集團已分配額外財務資源至融資及證券業務，令本集團之短期貸款及流動證券投資於二零零一年九月底分別增加至110,400,000港元及54,400,000港元。融資及證券業務現已共同成為本集團業務之較主要部分。

展望未來，本集團將繼續按其政策增加現有業務之利潤及進行其國內之業務擴展計劃。相信中國加入世貿後，中港兩地將湧現大量商機，本集團將繼續注視該等地區之經濟，並於吸引機會出現時作出新投資。

財務回顧

流動資金及財務資源

於二零零一年九月三十日，本集團持有之淨現金為97,700,000港元，包括銀行現金118,800,000港元及短期銀行借貸21,100,000港元。銀行借貸主要用作TFHI之貿易融資並為無抵押，以港元結算及利息按浮動商業利率計算之借款。TFHI亦有由其之另一位股東墊款之其他貸款53,400,000港元。

本集團持作待售賬面值為40,000,000港元之物業已成為於二零零一年七月二十六日本公司之通函內所提及之30,000,000港元貸款融資之抵押品。於二零零一年九月三十日，該筆貸款融資並未動用。

外匯管理

本集團之國內業務目前並不構成本集團業務之重大部分，因而預期不會出現重大匯率風險。本集團將採取適當措施以應付情況之轉變。

承擔

本集團就收購位於國內之河南興邦藥業有限公司尚未履行之承擔為49,500,000港元，該項承擔將主要以本集團之內部財務資源支付。

股東資金

本集團於二零零一年五月之股份配售及於二零零一年九月之供股完成後成功集資逾221,000,000港元。本集團之資本基礎因而進一步鞏固並於二零零一年九月三十日達致540,600,000港元，相等於每股資產淨值約17港仙。

僱員及薪酬政策

完成出售TFHI餘下權益後，本集團目前包括董事在內之員工人數共約30名。本集團乃按員工工作表現及整體市況釐定員工薪酬。

買賣、出售或贖回本公司之上市證券

期內，本公司或其附屬公司並無買賣、出售或贖回本公司之上市證券。

於聯交所網址公佈中期業績

本公司將於適當時候在聯交所網址刊登詳細業績公佈，當中載有根據聯交所證券上市規則附錄16第46(1)至第46(6)段規定之一切資料。

承董事會命
恒盛東方控股有限公司
董事總經理
鄭錦源

香港，二零零一年十二月十八日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hansom Eastern (Holdings) Limited, you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

CONNECTED TRANSACTION
EXERCISE OF THE PUT OPTION

Independent Financial Adviser to the Independent Board Committee

PACIFIC CHALLENGE

Pacific Challenge Capital Limited

A letter from the board of directors of Hansom Eastern (Holdings) Limited is set out on pages 3 to 6 of this circular. A letter from the independent board committee of Hansom Eastern (Holdings) Limited is set out on page 7 of this circular. A letter from Pacific Challenge Capital Limited, the independent financial adviser to the independent board committee, is set out on pages 8 to 18 of this circular.

A notice convening an extraordinary general meeting of Hansom Eastern (Holdings) Limited to be held on Tuesday, 30th October, 2001 at Banquet Room 9, City Garden Hotel, 9 City Garden Road, North Point, Hong Kong at 9:00 a.m. is set out on pages 22 to 23 of this circular. Whether or not shareholders are able to attend the extraordinary general meeting, they are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the share registrars of Hansom Eastern (Holdings) Limited, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for holding the extraordinary general meeting. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the extraordinary general meeting or any adjourned meeting should they so wish.

8th October, 2001

CONTENTS

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"associate(s)"	the meaning ascribed to it in the Listing Rules
"Board"	the board of Directors
"business day"	a day (other than Saturdays) on which banks are generally open in Hong Kong
"Company"	Hansom Eastern (Holdings) Limited, a company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"EGM"	the extraordinary general meeting of the Company to be held on Tuesday, 30th October, 2001 at Banquet Room 9, City Garden Hotel, 9 City Garden Road, North Point, Hong Kong, at 9:00 a.m., notice of which is set out on pages 22 to 23 of this circular
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	an independent committee of the Board comprising of Mr. Lam Ping Cheung and Mr. Kwong Kai Sing, Benny
"Latest Practicable Date"	5th October, 2001, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mainland Talent"	Mainland Talent Developments Limited, a company incorporated in the British Virgin Islands with limited liability
"Option Agreement"	a share purchase and option agreement dated 10th November, 2000 made between the Company and See Ying whereby, inter alia, See Ying granted the Put Option to the Company
"Option Price"	the sum of HK$45,900,000
"Pacific Challenge"	Pacific Challenge Capital Limited, an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)

DEFINITIONS

"PRC"	the People's Republic of China
"Put Option"	an option granted by See Ying to the Company to require See Ying to purchase 5,100 shares representing 51% of the issued share capital of TFHI within a period of two years from the date of the Option Agreement
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"See Ying"	See Ying Limited, a company incorporated in the British Virgin Islands with limited liability and beneficially owns 49% of TFHI
"Share(s)"	share(s) of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	the meaning ascribed to it in the Listing Rules
"TFHI"	Tung Fong Hung Investment Limited, a company incorporated in the British Virgin Islands with limited liability and beneficially owned by the Company and See Ying as to 51% and 49% respectively
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC



恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

Executive Directors
Mr. Kwong Wai Tim, William *(Managing Director)*
Ms. Yau Shum Tek, Cindy
Mr. Lai Ming Wai
Mr. Terrence Lai
Mr. Wang Chun Lin
Mr. Zhang Ming Yu

Independent Non-executive Directors
Mr. Lam Ping Cheung
Mr. Kwong Kai Sing, Benny

Registered office:
P.O. Box 309
George Town
Grand Cayman
Cayman Islands
British West Indies

Principal place of business in Hong Kong:
Suite 2601-2603
26/F., China Resources Building
26 Harbour Road, Wanchai
Hong Kong

8th October, 2001

To the Shareholders

Dear Sir/Madam,

CONNECTED TRANSACTION

INTRODUCTION

It was announced by the Company on 17th September, 2001 that the Company had served a notice of exercise of the Put Option on See Ying pursuant to the Option Agreement requiring See Ying to purchase 5,100 shares representing 51% of the issued share capital of TFHI at the Option Price.

As at the Latest Practicable Date, See Ying beneficially owned 49% of TFHI, while the remaining 51% beneficial interest in TFHI was held by the Company. Therefore, the exercise of the Put Option constitutes a connected transaction for the Company under Chapter 14 of the Listing Rules.

The Independent Board Committee has been formed to consider the exercise of the Put Option and to make a recommendation to the Shareholders in relation thereto. The Independent Board Committee comprises of Mr. Lam Ping Cheung and Mr. Kwong Kai Sing, Benny, the independent non-executive Directors.

Pacific Challenge has been appointed as the independent financial adviser to advise the Independent Board Committee in relation to the exercise of the Put Option.

EXERCISE OF THE PUT OPTION

On 17th September, 2001, the Company served a notice of exercise of the Put Option on See Ying pursuant to the Option Agreement requiring See Ying to purchase 5,100 shares representing 51% of the issued share capital of TFHI at the Option Price. The Option Price was negotiated on an arm's length basis at the time of entering into of the Option Agreement.

The exercise of the Put Option is conditional upon approval by Shareholders at the EGM. Completion of the exercise of the Put Option will take place on the third business day after the satisfaction of this condition.

REASONS FOR THE TRANSACTION

The exercise of the Put Option allows the Company to realise its remaining interest in TFHI, which is the holding company of a loss-making group principally engaged in the business of Chinese medicine, health products, foodstuffs, pharmaceutical products and internet business.

The proceeds from the realisation will be used for general working capital purpose. The Company does not currently have any specific plans for the use of the proceeds.

The Directors are of the view that the exercise of the Put Option is in the best interest of the Group and is fair and reasonable so far as the Shareholders are concerned.

GENERAL

The consolidated net tangible asset value of TFHI was approximately HK$63.9 million as shown in its unaudited management accounts for the year ended 31st March, 2001.

The proforma combined audited net loss before and after taxation and extraordinary items of TFHI for the year ended 31st March, 1999 was approximately HK$19 million and HK$18.9 million respectively.

The proforma combined audited net loss before and after taxation and extraordinary items of TFHI for the year ended 31st March, 2000 was approximately HK$49.8 million and HK$37 million respectively.

See Ying at present holds 4,900 shares representing 49% of the issued share capital of TFHI and is a substantial shareholder of TFHI, a subsidiary of the Company. Therefore, the exercise of the Put Option constitutes a connected transaction for the Company under Chapter 14 of the Listing Rules. In the event that See Ying and/or any of its associates holds any Shares, See Ying and those associates will abstain from voting at the EGM.

TFHI is the intermediate holding company of the Company's subsidiaries principally engaged in the business of Chinese medicine, health products, foodstuff, pharmaceutical products and internet business.

At present, the Company and its subsidiaries are principally engaged in retailing and wholesaling of Chinese medicine, health products and foodstuff, manufacture and sale of pharmaceutical products, securities investments, property investments, provision of finance and investment holding.

PRO FORMA STATEMENT OF UNAUDITED ADJUSTED NET ASSET VALUE OF THE GROUP

The following is the pro forma statement of unaudited adjusted net asset value of the Group after taking into account the completion of the exercise of the Put Option. It is based on the audited financial statements of the Group as at 31st March, 2001 adjusted to reflect the exercise of the Put Option and certain adjustments since 31st March, 2001:

	HK$'000	*HK$'000*
Audited net asset value of the Group as at 31st March, 2001 of approximately		333,800
Add: Net proceeds raised from the placement of 173,118,000 new Shares in May 2001 of approximately		20,000
Add: Net proceeds raised from the rights issue of 2,077,416,030 new Shares in September 2001 of approximately		201,000
Unaudited adjusted net asset value of the Group immediately before the completion of the exercise of the Put Option of approximately		554,800
Add: Adjustment on the exercise of the Put Option:		
Proceeds to be received from the exercise of the Put Option	45,900	
Unaudited consolidated net asset value of TFHI attributable to the 51% beneficial interest in TFHI owned by the Group of approximately	(32,600)	
Proceeds to be received from the exercise of the Put Option in excess of the unaudited consolidated net asset value of TFHI as at 31st March, 2001 attributable to the 51% beneficial interest in TFHI owned by the Group of approximately		13,300
Unaudited adjusted net asset value of the Group after the completion of the exercise of the Put Option of approximately		568,100
Unaudited adjusted net asset value per Share based on 3,116,124,045 Shares in issue as at the Latest Practicable Date of approximately		HK$0.182

EXTRAORDINARY GENERAL MEETING

The notice of the EGM is set out on pages 22 to 23 of this circular. A form of proxy for use at the EGM is enclosed. Whether or not Shareholders are able to attend the EGM in person, they are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible but in any event not later than 48 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude Shareholders from attending and voting at the EGM or any adjournment thereof in person if they so wish.

Pursuant to the Listing Rules, the exercise of the Put Option constitutes a connected transaction for the Company and requires approval by the Shareholders. See Ying and its associates, if they hold any Shares, will abstain from voting on the ordinary resolution to be proposed to approve the exercise of the Put Option at the EGM.

RECOMMENDATION

As set out in its letter to the Shareholders, based on the advice of Pacific Challenge, the Independent Board Committee is of the view that the exercise of the Put Option is fair and reasonable so far as the Shareholders are concerned and recommends the Shareholders (other than See Ying and/or its associates to the extent that it/they hold(s) any Shares) to vote in favour of the resolution to be proposed to approve the exercise of the Put Option at the EGM.

ADDITIONAL INFORMATION

Your attention is also drawn to the letter from the Independent Board Committee, the letter from Pacific Challenge, the notice of the EGM and the general information set out in the appendix to this circular.

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director



恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

8th October, 2001

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

We refer to the circular dated 8th October, 2001 of Hansom Eastern (Holdings) Limited (the "Circular"), of which this letter forms part. Terms defined in the Circular bear the same meanings herein unless the context otherwise requires.

We have been appointed to constitute the Independent Board Committee to make a recommendation to the Shareholders in relation to the exercise of the Put Option.

We wish to draw your attention to the letter from the Board, as set out on pages 3 to 6 of the Circular, which provides details of the exercise of the Put Option. Your attention is also drawn to the letter from Pacific Challenge to the Independent Board Committee which contains its advice in respect of the exercise of the Put Option, as set out on pages 8 to 18 of the Circular.

Having considered, amongst other things, the principal factors and reasons considered by, and the recommendations of, Pacific Challenge as stated in its aforementioned letter of advice, the Independent Board Committee concurs with the views of Pacific Challenge that the exercise of the Put Option is fair and reasonable so far as the Shareholders are concerned. Accordingly, the Independent Board Committee recommends the Shareholders (other than See Ying and/or its associates to the extent that it/they hold(s) any Shares) to vote in favour of the resolution to be proposed at the EGM to approve the exercise of the Put Option.

Yours faithfully,
For and on behalf of
Independent Board Committee
Lam Ping Cheung and Kwong Kai Sing, Benny
Independent Non-executive Directors

The following is the text of the letter from Pacific Challenge, prepared for the purpose of incorporation in this circular, in connection with its advice to the Independent Board Committee in relation to the exercise of the Put Option.

PACIFIC CHALLENGE

PACIFIC CHALLENGE CAPITAL LIMITED
2201-3, 22ND FLOOR, WORLDWIDE HOUSE
19 DES VOEUX ROAD, CENTRAL, HONG KONG
TEL : (852) 2868 2828
FAX :(852) 2868 0390

8th October, 2001

The Independent Board Committee
Hansom Eastern (Holdings) Limited
Suite 2601-2603
26/F., China Resources Building
26 Harbour Road, Wanchai
Hong Kong

Dear Sirs,

CONNECTED TRANSACTION

INTRODUCTION

We refer to the announcement (the "Announcement") made by Hansom Eastern (Holdings) Limited (the "Company") dated 17th September, 2001 in relation to a connected transaction which involves the exercise of a put option by the Company requiring See Ying Limited ("See Ying"), who is a substantial shareholder of Tung Fong Hung Investment Limited ("TFHI") and beneficially owns 49% of TFHI as at the date of the Announcement, to acquire the Company's remaining 51% beneficial interest in TFHI (the "Put Option"). Capitalised terms used in this letter shall have the same meanings ascribed to them in the circular dated 8th October, 2001 (the "Circular") of which this letter forms part unless the context otherwise requires.

Details of the terms and conditions of the Put Option and the exercise thereof are set out in the letter from the Board on pages 3 to 6 of the Circular. The exercise of the Put Option is conditional upon the approval by the Shareholders at the EGM, in which to the extent where See Ying and/or any of its associates hold(s) any Shares, See Ying and/or its associates shall abstain from voting in relation to the resolution to be proposed at the EGM to consider and, if thought fit, approve the exercise of the Put Option. The Independent Board Committee comprising Messrs Lam Ping Cheung and Kwong Kai Sing, Benny, being independent non-executive Directors, has been established to advise the Shareholders in relation to the exercise of the Put Option. We, Pacific Challenge, have been appointed by the Company to advise the Independent Board Committee in relation to the resolution to be proposed at the EGM to consider and, if thought fit, approve the exercise of the Put Option by the

Company. This letter contains our advice to the Independent Board Committee as to whether or not the exercise of the Put Option is in the interests of the Company and the Shareholders and is fair and reasonable so far as the Shareholders are concerned.

In formulating our opinion and recommendation, we have relied on the accuracy of the information and representations contained in the Circular which have been provided to us by the Directors and which the Directors consider to be complete and relevant. We have also assumed that all statements, information and representations made or referred to in the Circular were true and correct in all respects at the time they were made and continued to be true and correct in all respects as at the Latest Practicable Date. We have also assumed that all statements of belief, opinion and intention made by the Directors in the Circular are reasonably made after due and careful enquiry and are based on honestly-held opinions. We have no reason to doubt the truth, accuracy and completeness of the information and representation provided to us by the Directors and we have been advised by the Directors that no material facts have been omitted from the information and representations provided in and referred to in the Circular. We consider that we have received sufficient information to enable us to reach an informed view and to justify our reliance on the accuracy of the information and representations contained in the Circular and to provide a reasonable basis for our recommendation. We have no reason to suspect that any material information has been withheld by the Company. We have not, however, carried out any independent verification of the information provided to us by the Directors, nor have we conducted an independent in-depth investigation into the business and affairs of the Group.

In formulating our opinion and recommendation, we have not considered the taxation implication on the Shareholders as a result of the approval of the exercise of the Put Option by the Company, since these are particular to the individual circumstances of any Shareholder. It is emphasized that we will not accept responsibility for any tax effects on or liabilities of any person resulting from the approval by the Shareholders of the exercise of the Put Option by the Company, and any Shareholder who is in any doubt about his/her own tax position should consult his/her own professional adviser(s).

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our recommendation in relation to the exercise of the Put Option by the Company, we have taken into consideration the following principal factors and reasons:

1. *The exercise of the Put Option*

As referred to in the Company's announcement dated 17th September, 2001, the Company had on 10th November, 2000 entered into an agreement with See Ying pursuant to which (i) the Company agreed to sell its 49% beneficial interest in TFHI for an aggregate consideration of HK$44.1 million; and (ii) See Ying had also granted to the Company the Put Option under which the Company has the right to require See Ying to acquire the Company's remaining 51% beneficial interest in TFHI at an aggregate consideration of HK$45.9 million at any time during a period of two years commencing from 10th November, 2000.

We have reviewed the joint announcement dated 10th November, 2000 which was issued by, inter alia, the Company (the "Joint Announcement"), from which we noted that the aggregate consideration of HK$44.1 million payable by See Ying for the Company's 49% beneficial interest in TFHI and the aggregate consideration of HK$45.9 million payable by See Ying for the Company's remaining 51% beneficial interest in TFHI (in the event the Company exercises the Put Option) were both determined on the basis of an agreed consolidated net asset value of TFHI of HK$90 million. We were further informed by the Directors that the abovementioned considerations were agreed between the Company and See Ying after arm's length negotiations between the parties.

As referred to in the Joint Announcement, the aggregate consideration of HK$44.1 million payable by See Ying for the Company's 49% beneficial interest in TFHI was approximately 5.3% lower than the proforma unaudited consolidated net assets of TFHI as at 6th November, 2000 of approximately HK$46.55 million which was attributable to such 49% beneficial interest. In other words, we consider that the proforma unaudited consolidated net assets of TFHI, as represented by the entire issued share capital of TFHI, as at 6th November, 2000 amounted to approximately HK$95 million. In this regard, we have been made available from the Directors the unaudited consolidated management accounts of TFHI as at 31st March, 2001 (being the latest accounting reference date to which the Company's consolidated financial statements were published) and we noted that the unaudited consolidated net asset value of TFHI as at 31st March, 2001 amounted to approximately HK$63.9 million. We consider that, based on the net assets position of TFHI as at 31st March, 2001 and assuming that the Put Option had not been granted by See Ying to the Company under its existing terms and conditions, the aggregate consideration falling to be payable by See Ying to the Company in respect of the Company's remaining 51% beneficial interest in TFHI would have been approximately HK$32.6 million. We noted that the aggregate consideration of HK$45.9 million payable by See Ying for the Company's remaining 51% beneficial interest in TFHI, on completion of the Put Option, represents a premium of approximately 40.8% over and above the aforementioned aggregate consideration which the Company would otherwise have received in the absence of the Put Option arrangement. Therefore, we consider that the Company would benefit from being able to receive a cash consideration from See Ying which represents a premium over and above the amount which the Company would otherwise be able to receive based on the prevailing net asset value of TFHI and in the absence of the Put Option arrangement.

2. *Financial results of TFHI*

As referred to in the letter from the Board as set out on pages 3 to 6 of the Circular, TFHI is the intermediate holding company of the Company's subsidiaries which are principally engaged in the business of Chinese medicine, health products, foodstuff, pharmaceutical products and internet business. At present, the Company and its subsidiaries are principally engaged in retailing and wholesaling of Chinese medicine, health products and foodstuff, manufacture and sale of pharmaceutical products, securities investments, property investments, provision of finance and investment holding.

Set out below is a summary of the audited financial results of the Group and TFHI for each of the three years ended 31st March, 2001:

	For the year ended 31st March,		
	1999	**2000**	**2001**
Group's turnover *(HK$ million)*	612.9	315.4	319.8
Turnover of TFHI *(HK$ million)*	299.0 *(Note 1)*	297.4 *(Note 1)*	300.7 *(Note 2)*
% weighting of the Group's turnover attributable to TFHI	48.8%	94.3%	94.0%
Group's loss after taxation but before minority interests *(HK$ million)*	268.2	189.3	49.6
Net loss after taxation of TFHI *(HK$ million)*	18.9 *(Note 1)*	37.0 *(Note 1)*	61.1 *(Note 2)*
% weighting of the Group's loss after taxation (but before minority interests) attributable to TFHI	7.0%	19.5%	123.2%

Notes:

1. Based on the proforma combined audited results of TFHI and the relevant subsidiaries held by TFHI.

2. Based on the unaudited consolidated management accounts of TFHI.

Based on the above financial summary, we noted that TFHI had been loss-making in each of the three years ended 31st March, 2001 and that the net loss after taxation of TFHI, as well as the weighting of TFHI's loss after taxation as a percentage of the Group's overall net loss after taxation (but before minority interests), had gradually increased during such three year period. We have discussed with the Directors and were given to understand that the main reasons which accounted for the continued operating losses for TFHI are the increased distribution costs and lowered profit margins due to keen market competition, despite the fact that the Company had closed down a number of unprofitable outlets and concessionary counters of TFHI in Hong Kong during the year ended 31st March, 2001. We concur with the Directors' view that given the prevailing sluggish retail market and the poor economic outlook in Hong Kong, the overall business and operating environment for TFHI is expected to remain difficult. Therefore, we consider that the exercise of the Put Option by the Company would enable the Group to dispose of a loss-making business, being that of TFHI, whose net losses represented an increasingly significant proportion of the Group's net losses after taxation (but before minority interests) during the three year period ended 31st March, 2001. In this regard, we wish to emphasize that notwithstanding the fact that the TFHI's turnover and net losses represented an

increasingly significant proportion of the Group's turnover and net losses after taxation (but before minority interests items) during the three year period ended 31st March, 2001 as referred to above, we consider that the Group would continue to maintain a sufficient level of business operations after the Company's disposal of the remaining 51% beneficial interest in TFHI under the Put Option as referred to in the sub-paragraph headed "Sufficiency of the Group's level of business operations after the completion of its disposal of the remaining 51% beneficial interest in TFHI under the Put Option" below, which we consider would enable the Company to comply with the relevant requirement of the Listing Rules for the purpose of warranting the continued listing of the Company on the Stock Exchange. Furthermore, we noted that as referred to in the Company's annual report and accounts for the year ended 31st March, 2001, the Directors have taken steps to rationalize the Group's assets portfolio with a view to enhance the Group's financial performance and we are of the view that the Company's disposal of its remaining 51% beneficial interest in TFHI under the Put Option supports this objective.

Therefore, in view of the above, we consider that the Company's disposal of its remaining 51% beneficial interest in TFHI by exercising the Put Option to be in line with the Company's assets rationalization policy and is in the interests of the Company and the Shareholders.

3. *Use of proceeds*

The cash proceeds to be derived by the Company from the disposal of its remaining 51% beneficial interest in TFHI pursuant to the Company's exercise of the Put Option is HK$45.9 million. Such cash proceeds would be used for the Group's general working capital purposes and, in this regard, we were informed by the Directors that the Company does not currently have any specific plans for the use of such proceeds.

We have reviewed the Company's consolidated financial statements for the year ended 31st March, 2001 (being the latest accounting reference date to which the Company's consolidated financial statements were published) and we noted that, as at 31st March, 2001, the Group had (i) aggregate cash balances of approximately HK$37.3 million; and (ii) aggregate short term bank and other borrowings of approximately HK$36.8 million which, based on the Company's consolidated net assets of approximately HK$333.8 million, represents a debt equity ratio of approximately 11%. Furthermore, we noted that after the change of the Company's major shareholding in November 2000, (i) in January 2001, the Group entered into conditional agreements to acquire the entire equity interest of Henan Xingbang Pharmacy Limited, which is a company principally engaged in the manufacture, processing, sale and export of traditional Chinese medicine in the PRC, for a cash consideration of approximately HK$136.7 million; and (ii) in March 2001, the Group entered into a conditional agreement to acquire equity interests in a financial services group which is principally engaged in securities brokerage and corporate finance services in Hong Kong, for a cash consideration of HK$50 million and in which the Company has now a resultant approximately 17.2% interest as at the Latest Practicable Date. We were informed by the Directors that the above acquisitions would enable the Group to diversify its business and assets portfolio and, in the case of the Company's acquisition of Henan Xingbang Pharmacy Limited, to expand its business interests in the PRC . We concur with the Directors' view in this regard, as we consider that the above acquisitions would capitalize on new business opportunities which may be offered to Hong Kong and the PRC markets in view of the

forthcoming entry of the PRC into the World Trade Organization. We also concur with the Directors' view that the Company would require to maintain sufficient level of funding reserves for the purpose of financing its working capital requirements, particularly in relation to the new acquisitions as referred to above.

Although we noted that the Group had successfully raised net proceeds of (i) approximately HK$20 million from a placement of approximately 173.1 million new shares in May 2001; and (ii) approximately HK$201 million from a rights issue of approximately 2,077.4 million new shares which was completed in September 2001, however, we were informed by the Directors that the Group intends to maintain an adequate level of funds which would enable it to finance its future acquisitions of investment opportunities (as and when suitable opportunities arise) as well as to support the Group's ongoing working capital requirement. We concur with the Directors' view in this regard, especially in view of the currently poor stock market sentiment in Hong Kong which would render equity fund-raising activities to be increasingly difficult. Furthermore, we are of the view that the Company's disposal of its remaining 51% beneficial interest in TFHI under the Put Option would enable the Group to seize the first available opportunity to dispose of an unprofitable business and to raise funds for the purposes as referred to above.

4. *Financial effects on the Company*

On the financial results of the Company

As referred to in the paragraph headed "Financial results of TFHI" above, we consider that the disposal of the Company's remaining 51% beneficial interest in TFHI would enable the Group to dispose of a loss-making business, such as that of TFHI, whose net losses represented an increasingly significant proportion of the Group's net losses after taxation (but before minority interests) during the three year period ended 31st March, 2001. We consider that this would have the effect of alleviating the adverse pressure on the Group's financial results, as we were informed by the Directors about their views that the market conditions in Hong Kong for the business of Chinese medicine, health products, foodstuff, pharmaceutical products and internet business have become increasingly competitive and difficult, and that prospects of a turnaround in TFHI's financial results are unlikely in view of the weak economic outlook and its impact on the Hong Kong retail sector at large.

We were informed by the Directors that, based on the unaudited consolidated net asset value of TFHI as at 31st March, 2001 of approximately HK$63.9 million, the Company would realize a net gain on the disposal of its remaining 51% beneficial interest in TFHI of approximately HK$17.2 million, which is considered by the Directors to be accounted for in the Group's results for the year ending 31st March, 2002. In view of the continuing loss-making feature of the Group for the past three years ended 31st March, 2001 as referred to in the paragraph headed "Financial results of TFHI" above, we consider that the recognition of a gain on disposal of the Company's remaining 51% beneficial interest in TFHI would help improve the results of the Group as a whole.

On net asset value of the Company

As referred to in the letter from the Board as set out on pages 3 to 6 of the Circular, the resultant proforma unaudited adjusted consolidated net tangible asset value of the Company after the completion of its disposal of the remaining 51% beneficial interest in TFHI would be approximately HK$568.1 million, which is equivalent to a proforma unaudited adjusted consolidated net tangible asset value of approximately HK$0.182 per Share. This represents an increase in the net assets position of the Company by approximately 2% when compared with the Company's proforma unaudited adjusted consolidated net tangible asset value of approximately HK$554.8 million, or approximately HK$0.178 per Share, before the Company's disposal of its remaining 51% beneficial interest in TFHI.

Based on the foregoing, we consider that the Company's disposal of its remaining 51% beneficial interest in TFHI through the exercise of the Put Option by the Company would have the effect of strengthening the Company's net assets backing, which we consider to be in the interests of the Company and the Shareholders as a whole.

On gearing of the Company

As referred to in the paragraph headed "Use of proceeds" above, the Company had, as at 31st March, 2001, aggregate short term bank and other borrowings of approximately HK$36.8 million. We were informed by the Directors that out of such aggregate short term bank and other borrowings, approximately HK$23.5 million relates to the bank and other borrowings of TFHI.

Based on (i) the Company's proforma unaudited adjusted consolidated net tangible asset value of approximately HK$554.8 million before the Company's disposal of its remaining 51% beneficial interest in TFHI through the exercise of the Put Option; and (ii) the Company's aggregate short term bank and other borrowings of approximately HK$36.8 million, the Company had a proforma gearing ratio of approximately 6.6%. However, based on (i) the Company's resultant proforma unaudited adjusted consolidated net tangible asset value of approximately HK$568.1 million after the Company's disposal of its remaining 51% beneficial interest in TFHI through the exercise of the Put Option; and (ii) the Company's resultant aggregate short term bank and other borrowings of approximately HK$13.3 million, the Company would have a resultant proforma gearing ratio of approximately 2.3%. We therefore consider that the Company's disposal of its remaining 51% beneficial interest in TFHI through the exercise of the Put Option would have the effect of improving the overall gearing level of the Group.

5. *Sufficiency of the Group's level of business operations after the completion of its disposal of the remaining 51% beneficial interest in TFHI under the Put Option*

We have enquired with the Directors and were informed by them that they are aware of the Company's obligation to continue to comply with the requirement of Rule 38 of Appendix 7 Part B of the Listing Rules, being the Listing Agreement to which the Company is subject, as a result of the Company's disposal of the remaining 51% beneficial interest in TFHI under the Put Option.

In this regard, we noted that after the Company's disposal of the remaining 51% beneficial interest in TFHI under the Put Option, the Group's principal businesses would comprise (i) property investments; (ii) provision of financing services; and (iii) securities investments. In addition, we noted that the Company entered into conditional agreements in January 2001 to acquire (iv) the entire issued share capital of Henan Xingbang Pharmacy Limited, a company principally engaged in the manufacture, processing, sale and export of traditional Chinese medicine in the PRC, and a conditional agreement in March 2001 to acquire (v) an equity interest in a financial services group principally engaged in securities brokerage and corporate finance services in Hong Kong in which the Company now owns an approximately 17.2% interest. As referred to in the Company's annual report and accounts for the past three years ended 31st March, 2001, the Company's business operations under (i), (ii) and (iii) above have been in operation during such three-year period and we have further enquired with the Directors about the contribution of the Company's business operations under (iv) and (v) above towards the financial results of the Group on a proforma basis. These are summarized as follows:-

(a) Contribution of the Group's existing business operations towards the Group's turnover (in HK$'000)

	Company's business			
	(i)	**(ii)**	**(iii)**	**Total**
Year ended 31st March, 1999 *(note 1)*	8,833	43,481	5,072	57,386
As a percentage of the Group's total turnover during that year				9.36%
2000 *(note 1)*	6,862	10,478	654	17,994
As a percentage of the Group's total turnover during that year				5.70%
2001 *(note 1)*	2,123	4,830	12,139	19,092
As a percentage of the Group's total turnover during that year				5.97%

(b) Contribution of the Group's existing business operations towards the Group's operating loss (figures in brackets denote operating losses) (in HK$'000)

	Company's business			
	(i)	(ii)	(iii)	Total
Year ended 31st March, 1999 *(note 1)*	4,852	(106,568)	(4,462)	(106,178)
As a percentage of the Group's total operating loss during that year				42.73%
2000 *(note 1)*	2,661	(1,986)	(62,804)	(62,129)
As a percentage of the Group's total operating loss during that year				32.46%
2001 *(note 1)*	(2,969)	20,695	(16,905)	821
As a percentage of the Group's total operating loss during that year				n/a

Note 1. As extracted from the Company's annual report and accounts for the relevant financial year.

n/a For the year ended 31st March, 2001, items (i), (ii) and (iii) of the Company's businesses generated an aggregate operating profit of approximately HK$821,000 whilst the Group reported an overall operating loss of approximately HK$132,231,000 for the year then ended, in respect of which we were informed by the Directors to be largely attributable to the business operations of TFHI.

(c) Financial performance of the Group's new businesses

We have enquired with the Directors about the Group's new business operations under (iv) and (v) above, being the Group's intended new investment in the entire issued share capital of Henan Xingbang Pharmacy Limited and the Group's investment in an approximately 17.2% interest in a financial services group principally engaged in securities brokerage and corporate finance services in Hong Kong. We were informed by the Directors that according to the unaudited financial accounts of Henan Xingbang Pharmacy Limited for the period commencing from its date of incorporation (being 29th February, 2000) to 31st December, 2000, its turnover and net profit were approximately RMB 7,937,000 (equivalent to approximately HK$7,418,000) and RMB 1,890,000 (equivalent to approximately HK$1,767,000), respectively. Although the business operations of both TFHI and Henan Xingbang Pharmacy Limited are related to Chinese medicine products, however, we noted that there are certain differences between the two operations, in that (i) TFHI had recorded increasing net losses after taxation during the three years ended 31st March, 2001 whilst Henan Xingbang Pharmacy Limited recorded an unaudited net profit of approximately RMB1,890,000 (equivalent to approximately HK$1,767,000) for the period commencing from its date of incorporation (being 29th February, 2000) to 31st December, 2000 as referred to above; and (ii) we were informed by the Directors that TFHI has a major market presence in the retail market sector in Hong Kong whilst Henan Xingbang Pharmacy

Limited has predominantly market presence in the PRC. Furthermore, we were informed by the Directors that Henan Xingbang Pharmacy Limited had an unaudited net asset value of approximately RMB104,360,000 (equivalent to approximately HK$97,533,000) as at 31st December, 2000 and manufactures and distributes a number of pharmaceutical products to a portfolio of customers in the PRC. On the other hand, according to the audited financial accounts of the financial services group for the nine months ended 31st December, 2000, the turnover and loss after taxation attributable to the Group were approximately HK$6,998,000 and HK$13,627,000, respectively. Based on these figures, the aggregate turnover and net operating loss attributable to the Group, on a proforma basis, to be contributed by investments (iv) and (v) above amounted to approximately HK$14,416,000 and HK$11,860,000, respectively. As a reference, these figures represent approximately 4.5% and 23.9% of the Group's total turnover and loss after taxation but before minority interests for the year ended 31st March, 2001, respectively.

In relation to the Group's new investment in the financial services group under (v) above, we noted that the Group derived an attributable operating loss therefrom for the nine months ended 31st December, 2000. In this regard, we are unable to comment on the financial performance of such financial services group in future years, but we would wish to draw the attention of the Shareholders to the possibility of any downside risk to the interests of the Company and the Shareholders in the event where any part of the proceeds of disposal to be derived by the Company from the exercise of the Put Option, which is intended to be used for the Group's general working capital purposes as referred to in the sub-paragraph headed "Use of proceeds" above, may be allocated to fund the operations of the financial services group.

As referred to above, we noted that the Company's disposal of the remaining 51% beneficial interest in TFHI under the Put Option would effectively enable the Group to dispose of a business which recorded net losses after taxation continuously during the past three years ended 31st March, 2001. Therefore, we consider that as a result of such disposal, the Group would be relieved from any adverse pressure or downside risks on its overall financial results performance. Furthermore, based on the foregoing, we are of the view that notwithstanding the Company's disposal of the remaining 51% beneficial interest in TFHI, the Group continues to own its principal business operations of (i) property investments; (ii) provision of financing services; and (iii) securities investments, all of which *had historically accounted for a significant part of the Group's financial results for the past three years* ended 31st March, 2001; on the other hand, the Group has added the intended new investment in (iv) the entire issued share capital of Henan Xingbang Pharmacy Limited in the PRC, and the investment in (v) an approximately 17.2% interest in a financial services group principally engaged in securities brokerage and corporate finance services in Hong Kong which, on a proforma basis, would together generate a reasonable contribution towards the Group's turnover and financial results based on the Company's historic consolidated financial statements for the year ended 31st March, 2001. In relation to our observation above, we consider that after the Company's disposal of the remaining 51% beneficial interest in TFHI under the Put Option, the Company would continue to comply with the requirement of Rule 38 of Appendix 7 Part B of the Listing Rules by maintaining a sufficient level of business operations for the purpose of warranting the continued listing of the Company on the Stock Exchange.

RECOMMENDATION

In the course of our evaluation of the terms and conditions of the Put Option, we noted that the Group had added new investments to its business portfolio which includes, among others, an approximately 17.2% interest in a financial services group engaged in securities brokerage and corporate finance services in Hong Kong which however contributed an attributable operating loss to the Group for the nine months ended 31st December, 2000. As referred to in the sub-paragraph headed "Sufficiency of the Group's level of business operations after the completion of its disposal of the remaining 51% beneficial interest in TFHI under the Put Option" above, we wish to draw the attention of the Shareholders to the possibility of any downside risk to the interests of the Company and the Shareholders in the event where any part of the proceeds of disposal to be derived by the Company from the exercise of the Put Option may be allocated to fund the operations of the financial services group. Nevertheless, we are unable to comment on the financial performance of such financial services group in future years and/or the likelihood of the requirement by such financial services group for any significant funding allocation from the proceeds of the disposal to be derived by the Company from the exercise of the Put Option.

Save for the aforementioned, having considered the principal factors and reasons as referred to above, we are of the overall view that the Company's disposal of its remaining 51% beneficial interest in TFHI through the exercise of the Put Option is in the interests of the Company and the Shareholders as a whole, and that the exercise of the Put Option is fair and reasonable so far as the Shareholders are concerned. Therefore, we would advise the Independent Board Committee to recommend the Shareholders (other than See Ying and/or its associates to the extent that it/they hold(s) any Shares) to vote in favour of the resolution to be proposed at the EGM to consider and , if thought fit, approve the exercise of the Put Option.

Yours faithfully,
For and on behalf of
Pacific Challenge Capital Limited
Christopher Wong
Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement contained in this circular misleading.

2. DIRECTORS' INTERESTS

(i) As at the Latest Practicable Date, the interests of the Directors and their associates in the equity or debt securities of the Company or any of its associated corporations within the meaning of the SDI Ordinance which are required to be notified to the Stock Exchange and the Company pursuant to section 28 of the SDI Ordinance (including interests which they are deemed or taken to have under section 31 of or Part I of the Schedule to the SDI Ordinance) or which are required, pursuant to section 29 of the SDI Ordinance to be entered in the register referred to therein or which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Director	Type of Interest	Number of Shares
Yau Shum Tek, Cindy *(Note)*	Corporate	726,918,000

Note:

Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited hold 192,318,000 and 534,600,000 Shares respectively and are wholly-owned subsidiaries of Hastings Gold Limited, which in turn, is a wholly-owned subsidiary of Mainland Talent. Ms. Yau Shum Tek, Cindy wholly owns and controls Red China Holdings Limited and Red China Holdings Limited is entitled to exercise more than one-third of the voting power in Mainland Talent. Ms. Yau is deemed to be interested in 726,918,000 Shares held by Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited.

Save as disclosed therein, none of the Directors has any interests in the equity or debt securities of the Company or any of its associated corporations within the meaning of the SDI Ordinance which are required to be notified to the Stock Exchange and the Company pursuant to section 28 of the SDI Ordinance (including interests which they are deemed or taken to have under section 31 of or Part I of the Schedule to the SDI Ordinance) or which are required, pursuant to section 29 of the SDI Ordinance to be entered in the register referred to therein or which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

(ii) As at the Latest Practicable Date:

(a) none of the Directors nor Pacific Challenge had any direct or indirect interests in any assets which have since 31st March, 2001 (being the date to which the latest published audited accounts of the Group were made up) been acquired or disposed of by or leased to any members of the Group, or are proposed to be acquired or disposed of by or leased to any members of the Group;

(b) none of the Directors was materially interested in any contracts or arrangements entered into by any members of the Group subsisting at the date of this circular which is significant in relation to the business of the Group; and

(c) none of the Directors had entered into, or was proposing to enter into, any service contracts with any members of the Group which does not expire or is not determinable by the Group within one year without payment of compensation other than statutory compensation.

(iii) Pacific Challenge does not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date so far as is known to the Directors, the following persons were directly or indirectly interested in 10% or more of the nominal value of any class of the issued share capital of the Company carrying rights to vote in all circumstances at general meetings of the Company and the amount of each of such person's interest in such securities was:

Name of shareholder	Type of Interest	Number of ordinary shares beneficially held
Multiple Wealth International Limited (Note 1)	Corporate	192,318,000
Pacific Rim Investment Management Enterprises Limited (Note 1)	Corporate	534,600,000
Hastings Gold Limited (Note 1)	Corporate	726,918,000
Mainland Talent (Notes 1, 2 & 3)	Corporate	726,918,000
Rymer Group Limited (Notes 1 & 2)	Corporate	726,918,000
Red China Holdings Limited (Notes 1 & 3)	Corporate	726,918,000
Yau Shum Tek, Cindy (Notes 1 & 3)	Corporate	726,918,000
Lo Ki Yan, Karen (Notes 1 & 2)	Corporate	726,918,000

Note:

(1) Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited hold 192,318,000 and 534,600,000 Shares respectively and are wholly-owned subsidiaries of Hastings Gold Limited, which in turn, is a wholly-owned subsidiary of Mainland Talent.

(2) Ms. Lo Ki Yan, Karen wholly owns and controls Rymer Group Limited and Rymer Group Limited is entitled to exercise more than one-third of the voting power in Mainland Talent. Ms. Lo is deemed to be interested in 726,918,000 Shares held by Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited.

(3) Ms. Yau Shum Tek, Cindy wholly owns and controls Red China Holdings Limited and Red China Holdings Limited is entitled to exercise more than one-third of the voting power in Mainland Talent. Ms. Yau is deemed to be interested in 726,918,000 Shares held by Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited.

Save as disclosed above, there is no person known to the Directors who, as at the Latest Practicable Date, was directly or indirectly interested in Shares representing 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

4. MATERIAL CHANGE

Save as disclosed herein, the Directors are not aware of any material adverse change in the financial position or prospects or trading position of the Group since 31st March 2001, being the date to which the latest published audited consolidated accounts of the Group were made up.

5. QUALIFICATION OF EXPERT

Pacific Challenge, an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), has given its advice which is contained in this circular.

6. CONSENT

Pacific Challenge has given and has not withdrawn its consent to the issue of this circular with the inclusion herein of its letter and references to its name in the form and context in which it respectively appears.

7. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business of the Company at Suite 2601-2603, 26/F., China Resources Building, 26 Harbour Road, Wanchai, Hong Kong up to and including 29th October, 2001:

(a) the Option Agreement;

(b) the notice served by the Company to See Ying on 17th September 2001;

(c) the letter from Pacific Challenge, the text of which is set out on pages 8 to 18 in this circular; and

(d) the written consent from Pacific Challenge referred to in paragraph 6 of this appendix.



恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Hansom Eastern (Holdings) Limited (the "Company") will be held on Tuesday, 30th October, 2001 at Banquet Room 9, City Garden Hotel, 9 City Garden Road, North Point, Hong Kong at 9:00 a.m. for the purpose of considering and, if thought fit, passing the following resolution as ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT

(a) the exercise of an option by the Company by way of a notice to See Ying Limited ("See Ying") pursuant to a share purchase and option agreement dated 10th November, 2000 between the Company and See Ying whereby See Ying granted an option to the Company to require See Ying to purchase 5,100 shares representing 51% of the issued share capital of Tung Fong Hung Investment Limited ("Put Option") in consideration of the sum of HK$45,900,000 be and is hereby approved, confirmed and ratified; and

(b) the directors of the Company be and are hereby authorised to do all things and acts and sign all documents which they consider necessary, desirable or expedient in connection with the exercise of the Put Option."

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 8th October, 2001

Principal place of business in Hong Kong:
Suite 2601-2603
26/F., China Resources Building
26 Harbour Road, Wanchai
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint another person as his proxy to attend and vote instead of him. A proxy duly appointed is entitled to vote on a show of hands at any general meeting. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

2. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Company's share registrars, Secretaries Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than forty-eight hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.

3. Where there are joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.

4. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

5. A form of proxy for use at the extraordinary general meeting is enclosed herewith.

目　錄

於本通函內，除文義另有所指外，以下詞彙具有以下涵義：

「聯繫人」	指	具有上市規則所賦予之涵義
「董事會」	指	董事會
「營業日」	指	香港銀行一般營業之日子(星期六除外)
「本公司」	指	恒盛東方控股有限公司，一間於開曼群島註冊成立之有限公司，其股份在聯交所上市
「董事」	指	本公司董事
「股東特別大會」	指	本公司謹訂於二零零一年十月三十日星期二上午九時正於香港北角城市花園道9號城市花園酒店9號宴會廳舉行股東特別大會，股東特別大會之通告載於本通函第22至第23頁
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「獨立董事委員會」	指	由林炳昌先生及鄺啟成先生組成之獨立董事委員會
「最後實際可行日期」	指	二零零一年十月五日，即本通函於付印前為確定其所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「Mainland Talent」	指	Mainland Talent Developments Limited，一間於英屬維爾京群島註冊成立之有限公司
「期權協議」	指	本公司與See Ying於二零零零年十一月十日訂立之股份購買及期權協議，據此，其中包括，See Ying授予本公司認沽期權
「期權價格」	指	45,900,000港元
「太平洋興業」	指	太平洋興業融資有限公司，一間根據香港法例第333章證券條例註冊之投資顧問

「中國」	指	中華人民共和國
「認沽期權」	指	See Ying授予本公司之一項期權，可要求See Ying於訂立期權協議日期起計兩年內，購買5,100股股份，相當於TFHI已發行股本之51%
「披露權益條例」	指	香港法例第396章證券(披露權益)條例
「See Ying」	指	See Ying Limited，一間於英屬維爾京群島註冊成立之有限公司，實益擁有TFHI49%權益
「股份」	指	本公司股本中每股面值0.01港元之股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	具有上市規則所賦予之涵義
「TFHI」	指	Tung Fong Hung Investment Limited，一間於英屬維爾京群島註冊成立之有限公司，本公司及See Ying分別實益擁有51%及49%權益
「港元」	指	香港法定貨幣港元
「人民幣」	指	中國法定貨幣人民幣



恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED

(於開曼群島註冊成立之有限公司)

執行董事
鄺維添先生(董事總經理)
邱深笛女士
黎明偉先生
黎穎恒先生
王春林先生
張明宇先生

獨立非執行董事
林炳昌先生
鄺啟成先生

註冊辦事處：
P.O. Box 309
George Town
Grand Cayman
Cayman Islands
British West Indies

香港主要營業地點：
香港
灣仔港灣道26號
華潤大廈26樓
2601-2603室

敬啟者：

關連交易

緒言

本公司於二零零一年九月十七日公佈，本公司根據期權協議，向See Ying送遞一份行使認沽期權之通知，要求See Ying以期權價格購買5,100股股份，相當於TFHI已發行股本之51%。

於最後實際可行日期，See Ying實益擁有TFHI49%權益，而本公司實益擁有TFHI餘下之51%權益。因此，根據上市規則第十四章，行使認沽期權構成本公司之一項關連交易。

獨立董事委員會已組成，以考慮行使認沽期權及就此向股東提供推薦建議。獨立董事委員會由獨立非執行董事林炳昌先生及鄺啟成先生組成。

太平洋興業已獲委任作為獨立董事委員會之獨立財務顧問，以就行使認沽期權提供意見。

行使認沽期權

於二零零一年九月十七日，本公司根據期權協議向See Ying送遞一份行使認沽期權之通知，要求See Ying以期權價格購買5,100股股份，相當於TFHI已發行股本之51%。期權價格乃於訂立期權協議時按公平原則磋商協定。

行使認沽期權須待股東於股東特別大會上批准後，方可作實。行使認沽期權將於該條件達成後第三個營業日完成。

交易之原因

行使認沽期權能使本公司將其於TFHI之餘下權益變現，TFHI為一個虧損中集團之控股公司，主要從事中藥、保健產品、食品、醫藥產品之業務及互聯網業務。

變現之所得款項將作一般營運資金用途。本公司目前並無任何特定計劃使用所得款項。

董事認為行使認沽期權符合本集團最佳利益，並對股東而言屬公平合理。

一般事項

如TFHI於截至二零零一年三月三十一日止年度之未經審核管理賬目所示，TFHI之綜合有形資產淨值約為63,900,000港元。

TFHI於截至一九九九年三月三十一日止年度之備考合併經審核之除税及非經常項目前及除税及非經常項目後之虧損淨額，分別約為19,000,000港元及18,900,000港元。

TFHI於截至二零零零年三月三十一日止年度之備考合併經審核之除税及非經常項目前及除税及非經常項目後之虧損淨額，分別約為49,800,000港元及37,000,000港元。

See Ying目前持有4,900股股份，相當於TFHI已發行股本之49%，See Ying為本公司之附屬公司TFHI之主要股東。因此，根據上市規則第十四章，行使認沽期權構成本公司之一項關連交易。倘See Ying及／或其任何聯繫人擁有任何股份，則See Ying及該等聯繫人須於股東特別大會上放棄投票。



恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(於開曼群島註冊成立之有限公司)

敬啟者：

關連交易

吾等提述有關恒盛東方控股有限公司於二零零一年十月八日刊發之通函(「通函」)，而本函件構成其中一部分。除文義另有所指外，通函所界定詞彙與本文具有相同涵義。

吾等獲委任組成獨立董事委員會就行使認沽期權向股東提供一項推薦建議。

敬請　閣下垂注載列於本通函第3至第6頁之董事會函件，其中提供行使認沽期權詳情。亦請　閣下垂注載列於本通函第8至第18頁之太平洋興業致獨立董事委員會之函件，其中載有就行使認沽期權彼等之意見。

吾等已考慮，其中包括，前述太平洋興業意見函件中所述之主要因素、原因及推薦建議。獨立董事委員會與太平洋興業意見一致，認為行使認沽期權對股東而言屬公平合理。因此，獨立董事委員會建議股東(不包括See Ying及／或其聯繫人，倘其持有任何股份)於股東特別大會上投票贊成就提呈批准行使認沽期權之決議案。

此致

列位股東　台照

代表
獨立董事委員會
獨立非執行董事
林炳昌及鄺啟成
謹啟

二零零一年十月八日

以下為太平洋興業編製有關其給予獨立董事委員會有關行使認沽期權之意見函件全文，以收錄於本通函內。

PACIFIC CHALLENGE

太平洋興業融資有限公司
香港德輔道中19號
環球大廈22樓2201-3室
電話：(852) 2868 2828
傳真：(852) 2868 0390

敬啟者：

關連交易

緒言

吾等謹此提述恒盛東方控股有限公司(「 貴公司」)於二零零一年九月十七日發表之公佈(「該公佈」)，涉及 貴公司行使一項認沽期權之關連交易，要求See Ying Limited(「See Ying」，為Tung Fong Hung Investment Limited(「TFHI」)之主要股東，於該公佈日期實益擁有TFHI之49%權益)收購 貴公司所持TFHI之剩餘51%實益權益(「認沽期權」)。除另有說明者外，本函件所用詞彙與於二零零一年十月八日刊發之通函(「該通函」，本函件為其一部份)所用者具相同涵義。

該通函第3至6頁之董事會函件，載有認沽期權及行使認沽期權之條款及條件詳情。認沽期權須待股東於股東特別大會上批准後，方可行使。倘See Ying及／或其任何聯繫人持有任何股份，則See Ying及／或其聯繫人均須就將於股東特別大會上提呈以考慮及酌情通過批准行使認沽期權之決議案放棄投票。由獨立非執行董事林炳昌先生及鄺啟成先生組成之獨立董事委員會已成立，以向股東提供有關行使認沽期權之意見。吾等(太平洋興業)已獲 貴公司委

以下為　貴集團及TFHI於截至二零零一年三月三十一日止三個年度各年之經審核財務業績概要：

	截至三月三十一日止年度		
	一九九九年	二零零零年	二零零一年
貴集團之營業額(百萬港元)	612.9	315.4	319.8
TFHI之營業額(百萬港元)	299.0 (附註1)	297.4 (附註1)	300.7 (附註2)
TFHI佔　貴集團之營業額之百分比	48.8%	94.3%	94.0%
貴集團除税後但未計少數股東權益前之虧損(百萬港元)	268.2	189.3	49.6
TFHI之除税後虧損淨額(百萬港元)	18.9 (附註1)	37.0 (附註1)	61.1 (附註2)
TFHI佔　貴集團除税後(但未計少數股東權益前)虧損之百分比	7.0%	19.5%	123.2%

附註：

1. 摘錄自TFHI及TFHI所持有關附屬公司之備考合併經審核業績。

2. 摘錄自TFHI之未經審核綜合管理賬目。

根據上述財務概要，吾等注意到，TFHI於截至二零零一年三月三十一日止三個年度各年一直處於虧損，加上TFHI之除税後虧損淨額及TFHI之除税後虧損佔　貴集團整體除税後(但未計少數股東權益前)之虧損淨額比例，於該三個年度內逐漸遞增。經與董事商討後，吾等了解到，儘管於截至二零零一年三月三十一日止年度內，　貴公司已結束TFHI於香港多間無利可圖之店舖及特許經營櫃枱，但市場競爭激烈令分銷成本增加及邊際溢利減少，此乃TFHI不斷出現經營虧損之主要原因。吾等認同董事之見解，認為鑑於現時零售市場不景氣，加上香港經濟前景欠佳，故預期TFHI整體之業務及營商環境仍然十分困難。故此，吾等認為，　貴公司行使認沽期權可使　貴集團出售TFHI之虧損業務，而其虧損淨額佔　貴集團於截至二零零一年三月三十一日止三個年度期間內除税後(但未計少數股東權益前)虧損淨額之比例亦不斷大幅攀升。就此而言，吾等要特別指出，儘管如上

文所述TFHI之營業額及虧損淨額佔 貴集團於截至二零零一年三月三十一日止三個年度期間之營業額及除稅後(但未計少數股東權益前)虧損淨額之比例大幅攀升，吾等認為 貴集團如下文「貴集團根據認沽期權出售其於TFHI剩餘51%實益權益完成後，營運水平是否足夠」分段所述，於 貴公司根據認沽期權出售TFHI之剩餘51%實益權益後， 貴集團仍可持續維持其業務營運於一個足夠水平，而吾等認為此舉可令 貴公司符合上市規則有關規定，確保 貴公司維持其於聯交所之上市地位。此外，吾等注意到，誠如 貴公司於截至二零零一年三月三十一日止年度之年報及賬目所示，董事為提升 貴集團之財務表現而採取步驟去整理 貴集團之資產組合。故吾等認為， 貴公司根據認沽期權出售其於TFHI之剩餘51%實益權益，有助達成這目標。

因此，鑑於上述各項，吾等認為 貴公司透過行使認沽期權而出售其於TFHI之剩餘51%實益權益，乃與 貴公司整理資產之政策一致，並符合 貴公司及股東之利益。

3. 所得款項用途

貴公司因行使認沽期權而出售其於TFHI之剩餘51%實益權益所得之現金款項為45,900,000港元。該現金所得款項將作為 貴集團之一般營運資金用途。就此，吾等獲董事知會，指 貴公司現時並無任何特別計劃使用所得款項。

吾等已審閱 貴公司於截至二零零一年三月三十一日(即編製 貴公司綜合財務報表之最近會計參考日期)止年度之綜合財務報表，並注意到，於二零零一年三月三十一日， 貴集團之(i)現金結餘合共約有37,300,000港元；及(ii)短期銀行及其他借款合共約有36,800,000港元，此乃根據 貴公司之綜合資產淨值約333,800,000港元計算，相當於約11%之債務股本比率。此外，吾等注意到於二零零零年十一月， 貴公司之主要股權改變後，(i)於二零零一年一月， 貴集團訂立有條件協議，按現金代價約136,700,000港元收購河南興邦藥業有限公司之全部股本權益。河南興邦藥業有限公司為一間於中國主要從事製造、加工處理、出售及出口傳統中藥之公司；以及(ii)於二零零一年三月， 貴集團訂立一項有條件協議，按現金代價50,000,000港元收購一家金融服務集團之股本權益。該集團乃於香港主要從事證券經紀及企業融資服務業務， 貴公司於最後實際可行日期擁有該集團約17.2%之權益。吾等獲董事知會，以上收購事項可令 貴集團分散其業務及資產組合，就 貴公司收購河南興邦藥業有限公司而言，則拓展其於中國之業務。由於吾等認為，上述收購事項可利用中國

即將加入世界貿易組織而可能為香港及中國市場帶來之新商機，故吾等認同董事對此之見解。吾等亦認同董事之見解，認為 貴公司將須維持足夠之資金儲備，以應付其營運資金需求，尤以上述新收購事項為然。

儘管吾等注意到 貴集團成功地(i)於二零零一年五月配售約173,100,000股新股份而籌集得約20,000,000港元款項淨額，以及(ii)於二零零一年九月完成供股約2,077,400,000股新股份而籌集得約201,000,000港元款項淨額，然而吾等獲董事知會，指 貴集團擬保持充足之資金水平，使其可於日後當出現適當投資機會時用作收購事宜，以及作為 貴集團持續營運資金需求之支持。就此，吾等認同董事之見解，尤其是現時香港股市氣氛疲弱，難於進行股本資金籌集活動。此外，吾等認為， 貴公司根據認沽期權出售其於TFHI之剩餘51%實益權益，可使 貴集團抓緊首個可見之機會出售無利可圖之業務和集資作上述用途。

4. *對 貴公司之財務影響*

貴公司之財務業績方面

誠如上文「TFHI之財務業績」一段所述，吾等認為，出售 貴公司於TFHI之剩餘51%實益權益，可使 貴集團出售如TFHI等之虧損業務。TFHI之虧損淨額佔 貴集團於截至二零零一年三月三十一日止三個年度期間之除稅後(但未計少數股東權益前)虧損淨額之比例逐漸遞增。由於吾等獲董事知會，彼等認為中藥、保健產品、食品、醫藥產品業務及互聯網業務於香港之市況之競爭日漸激烈，且經營環境越來越困難，加上因經濟前景欠佳而對香港零售業構成重大影響，因此TFHI未來之財務業績可轉好之機會不大，故吾等認為，是項出售將可減輕 貴集團財務業績所受到之沉重壓力。

吾等獲董事知會，根據TFHI於二零零一年三月三十一日之未經審核綜合資產淨值約63,900,000港元計算， 貴公司在出售其於TFHI之剩餘51%實益權益時將實現約17,200,000港元淨收益。董事考慮將此收益計入 貴集團於截至二零零二年三月三十一日止年度之業績內。鑑於上文「TFHI之財務業績」一段所述 貴集團於過去截至二零零一年三月三十一日止三個年度持續虧損之情況，吾等認為，確認 貴公司於出售TFHI之剩餘51%實益權益之收益將有助改善 貴集團之整體業績。

貴公司之資產淨值方面

誠如該通函第3至6頁之董事會函件所述， 貴公司於出售其於TFHI之剩餘51%實益權益後，其備考未經審核經調整綜合有形資產淨值將約為568,100,000港元，相當於每股備考未經審核經調整綜合有形資產淨值約0.182港元。換言之， 貴公司之資產淨值較 貴公司於出售其於TFHI之剩餘51%實益權益前之備考未經審核經調整綜合有形資產淨值約554,800,000港元或約每股0.178港元增加約2%。

根據上述各項，吾等認為， 貴公司透過行使認沽期權而出售其於TFHI之剩餘51%實益權益，將加強 貴公司之資產淨值基礎。吾等認為這乃符合 貴公司及股東整體利益。

貴公司之資產負債比率方面

誠如上文「所得款項用途」一段所述， 貴公司於二零零一年三月三十一日之短期銀行及其他借款合共約為36,800,000港元。吾等獲董事知會，該短期銀行借款及其他借款總額中，約23,500,000港元屬於TFHI之銀行借款及其他借款。

根據(i) 貴公司於透過行使認沽期權出售其於TFHI之剩餘51%實益權益前之備考未經審核經調整綜合有形資產淨值約554,800,000港元；以及(ii) 貴公司之短期銀行及其他借款合共約36,800,000港元計算， 貴公司之備考資產負債比率約為6.6%。然而，根據(i) 貴公司透過行使認沽期權出售其於TFHI之剩餘51%實益權益後之備考未經審核經調整綜合有形資產淨值約568,100,000港元；以及(ii) 貴公司之短期銀行借款及其他借款合共約13,300,000港元計算， 貴公司之備考資產負債比率將約為2.3%。故此，吾等認為 貴公司透過行使認沽期權出售其於TFHI之剩餘51%實益權益，將改善 貴集團之整體資產負債比率。

5. *貴集團根據認沽期權出售其於TFHI剩餘51%實益權益完成後，營運水平是否足夠*

吾等已向董事查詢並獲彼等知會：彼等知悉 貴公司有責任於根據認沽期權出售其於TFHI剩餘51%實益權益後，仍須持續遵守上市規則附錄七乙部第38條之規定，亦即規限 貴公司之上市協議。

1. 責任聲明

本通函所載資料乃遵照上市規則提供有關本集團之資料。各董事願就通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及確信，本通函並無遺漏其他事實，致使本通函所載之任何內容有誤導成份。

2. 董事權益

(i) 截至最後實際可行日期，各董事及其聯繫人士在本公司或其任何相聯法團(定義見披露權益條例)之股本或債務證券中擁有根據披露權益條例第28條須知會聯交所及本公司之權益(包括彼等根據披露權益條例第31條或附表第一部被視為或當作擁有之權益)，或根據披露權益條例第29條須記錄於該條所述之登記冊之權益，或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益如下：

董事	權益類別	股份數目
邱深笛(附註)	公司	726,918,000

附註：

Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited分別持有192,318,000股及534,600,000股股份，而該兩間公司均為Hastings Gold Limited之全資附屬公司，而Hastings Gold Limited亦為Mainland Talent之全資附屬公司。邱深笛女士全資擁有及控制Red China Holdings Limited，而Red China Holdings Limited有權行使Mainland Talent超過三分之一投票權。邱女士被視為擁有Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited所持之726,918,000股股份之權益。

除本附錄披露者外，董事概無於本公司或其任何相聯法團(定義見披露權益條例)之股本或債務證券中擁有根據披露權益條例第28條須知會聯交所及本公司之任何權益(包括彼等根據披露權益條例第31條或附表第一部被視為或當作擁有之權益)，或根據披露權益條例第29條須記錄於該條所述之登記冊之任何權益，或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之任何權益。

(ii) 於最後實際可行日期：

(a) 董事概無於本集團任何成員公司自二零零一年三月三十一日（即本公司編製最近期公佈之經審核賬目結算日期）以來所收購或出售或租賃，或本集團任何成員公司建議收購或出售或租賃之任何資產中擁有任何直接或間接權益；

(b) 董事概無於本集團任何成員公司訂立任何於本通函刊發日期仍然生效而與本集團業務重大有關之任何合約或安排中擁有任何重大權益；及

(c) 董事概無與本集團任何成員公司訂立任何服務協議，且亦無建議訂立任何其他不會於一年內屆滿或不可於一年內由本集團終止而免付賠償（法定賠償除外）之服務協議。

(iii) 太平洋興業並無於本集團任何成員公司擁有權益，或擁有權利（無論是否可依法強制執行）認購或提名他人認購本集團任何成員公司之證券。

3. 主要股東

於最後實際可行日期，據董事所知，下列人士直接或間接擁有附有權利可在任何情況下於本公司之股東大會上投票之任何類別已發行股本面值10%或以上之權益，而所述每一名人士於該等證券之權益數目為：

股東名稱	權益類別	實益持有之普通股數目
Multiple Wealth International Limited（附註1）	公司	192,318,000
Pacific Rim Investment Management Enterprises Limited（附註1）	公司	534,600,000
Hastings Gold Limited（附註1）	公司	726,918,000
Mainland Talent（附註1、2及3）	公司	726,918,000
Rymer Group Limited（附註1及2）	公司	726,918,000
Red China Holdings Limited（附註1及3）	公司	726,918,000
邱深笛（附註1及3）	公司	726,918,000
羅琪茵（附註1及2）	公司	726,918,000

附註：

(1) Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited分別持有192,318,000股及534,600,000股股份，而該兩間公司均為Hastings Gold Limited之全資附屬公司，而Hastings Gold Limited亦為Mainland Talent之全資附屬公司。

(2) 羅琪茵女士全資擁有及控制Rymer Group Limited，而Rymer Group Limited有權行使Mainland Talent超過三分之一投票權。羅女士被視為擁有Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited所持之726,918,000股股份之權益。

(3) 邱深笛女士全資擁有及控制Red China Holdings Limited，而Red China Holdings Limited有權行使Mainland Talent超過三分之一投票權。邱女士被視為擁有Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited所持之726,918,000股股份之權益。

除上文披露者外，據董事所知，於最後實際可行日期概無任何人士直接或間接擁有附有權利可在任何情況下於本公司之股東大會上投票之任何類別股本面值10%或以上之權益之股份。

4. 重大轉變

除本通函所披露者外，董事概不知悉自二零零一年三月三十一日(即本集團編製最近期公佈之經審核賬目結算日期)起本集團財務狀況或前景或交易狀況有重大不利轉變。

5. 專家之資格

太平洋興業，一間根據香港法例第333章證券條例註冊之投資顧問，已提供載於本通函之意見。

6. 同意書

太平洋興業已就刊發本通函發出同意書，同意按照本通函所載形式及涵義收錄其函件及引述其名稱，且迄今並無撤回彼等之同意書。

7. 備查文件

下列文件由即日起至二零零一年十月二十九日(包括該日)止之一般辦公時間內，於本公司之香港主要營業地點可供查閱，地址為香港灣仔港灣道26號華潤大廈26樓2601-2603室：

(a) 期權協議；

(b) 本公司於二零零一年九月十七日向See Ying送遞之通知；

(c) 太平洋興業之函件，全文載於本通函第8頁至第18頁；及

(d) 本附錄第6段所述太平洋興業之同意書。



恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED

(於開曼群島註冊成立之有限公司)

茲通告恒盛東方控股有限公司(「本公司」)謹訂於二零零一年十月三十日星期二上午九時正於香港北角城市花園道9號城市花園酒店9號宴會廳舉行股東特別大會，藉以考慮及酌情以普通決議案形式通過本公司下列決議案：

普通決議案

「動議：

(a) 謹此批准、確認及追認本公司向See Ying Limited(「See Ying」)根據本公司與See Ying於二零零零年十一月十日訂立之股份購買及期權協議發出行使認沽期權之通知。據此協議，See Ying授予本公司一項期權(「認沽期權」)，可要求See Ying購買5,100股股份，相當於Tung Fong Hung Investment Limited已發行股本之51%，代價為45,900,000港元；及

(b) 謹此授權本公司董事就行使認沽期權進行彼等認為必需、適宜或合宜之所有有關交易之事宜及行動，以及簽署所有文件。」

承董事會命
恒盛東方控股有限公司
董事總經理
鄺維添

香港，二零零一年十月八日

香港主要營業地點：
香港
灣仔港灣道26號
華潤大廈26號
2601-2603室

附註：

1. 凡有權出席本公司股東大會並於會上投票之本公司任何股東，均有權委任另一名人士為其受委代表，代其出席及投票。獲正式委任之代表有權在任何股東大會上舉手投票。於投票表決時，股東亦可親身或委派代表投票。受委代表毋須為本公司股東。股東可委任超過一名受委代表出席同一次大會。

2. 委任受委代表之文據及經簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或授權文件副本，最遲須於大會或續會或投票表決(視情況而定)指定舉行時間48小時前送達本公司之股份過戶登記處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓，該等文據所委任之人士才有權投票，如未依上列指示送交有關文據，代表委任表格即不被視為有效。

3. 倘為任何股份之聯名登記持有人，則任何一名該等人士均可親身或委派代表出席任何大會就有關該等股份投票，猶如其為唯一有權投票者；惟倘多於一名聯名持有人親身或委派代表出席任何大會，則只有在股東名冊上排名首位之股東方有權就其股份投票。

4. 委任受委代表之文據須以書面方式由委任人或其正式書面授權人簽署，或如委任人為公司，則委任受委代表之文據須蓋上公司印章或由負責人或正式授權人簽署。

5. 供股東特別大會適用之代表委任表格隨函附上。

此乃要件　請即處理

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之恒盛東方控股有限公司股份全部**售出或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED

(於開曼群島註冊成立之有限公司)

關連交易
行使認沽期權

獨立董事委員會之獨立財務顧問

PACIFIC CHALLENGE
太平洋興業融資有限公司

恒盛東方控股有限公司董事會之函件載列於本通函第3至第6頁。恒盛東方控股有限公司獨立董事委員會之函件載列於本通函第7頁。獨立財務顧問太平洋興業融資有限公司致獨立董事委員會之函件載列於本通函第8至第18頁。

恒盛東方控股有限公司謹訂於二零零一年十月三十日星期二上午九時正於香港北角城市花園道9號城市花園酒店9號宴會廳舉行股東特別大會，召開股東特別大會之通告載於本通函第22至第23頁。無論股東能否出席股東特別大會，務請盡快將隨附之代表委任表格按其上印備之指示填妥及交回本公司之股份過戶登記處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓，惟無論如何最遲須於股東特別大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，股東屆時仍可親身出席股東特別大會或其任何續會並於會上投票。

二零零一年十月八日

中期報告

截至二零零[illegible]年[illegible]六個月


HOLDINGS LIMITED

INTERIM FINANCIAL REPORT

The board of directors (the "Directors") of Hansom Eastern (Holdings) Limited (the "Company") presents the unaudited condensed consolidated financial statements of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2001 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th September, 2001

		For the six months ended 30th September,	
		2001	2000
		HK$'000	HK$'000
	Notes	**(Unaudited)**	(Unaudited)
Turnover		**160,264**	136,742
Cost of sales		**(98,919)**	(82,549)
Gross profit		**61,345**	54,193
Other income	5	**1,093**	10,696
Distribution costs		**(51,955)**	(60,570)
Administrative expenses		**(21,010)**	(25,900)
Other operating expenses	6	**(11,250)**	316
Loss from operations	7	**(21,777)**	(21,265)
Finance costs	8	**(2,013)**	(1,792)
Investment income	9	**2,445**	3,864
Share of results of jointly controlled entities		**–**	(144)
Loss before taxation		**(21,345)**	(19,337)
Taxation	10	**(36)**	(20)
Loss before minority interests		**(21,381)**	(19,357)
Minority interests		**(6,347)**	4
Net loss for the period		**(15,034)**	(19,361)
Loss per share	12		
Basic and diluted		**HK$(0.01)**	HK$(0.03)

CONDENSED CONSOLIDATED BALANCE SHEET

At 30th September, 2001

	Notes	**30.9.2001 HK$'000 (Unaudited)**	31.3.2001 HK$'000 (Audited and restated)
Non-current assets			
Investment properties		**7,680**	7,680
Property, plant and equipment	13	**41,915**	23,564
Interest in an associate		**1,768**	1,763
Investments in securities		**50,000**	–
Notes receivable		**2,000**	2,000
		103,363	35,007
Current assets			
Properties held for resale		**40,000**	49,600
Inventories		**52,769**	57,084
Trade and other receivables	14	**48,172**	36,005
Short-term loans	15	**110,351**	4,014
Deposit made on investments		**110,484**	160,258
Notes receivable		**53,000**	53,000
Investments in securities		**54,436**	13,466
Taxation recoverable		**149**	149
Bank balances and cash		**118,800**	37,306
		588,161	410,882
Current liabilities			
Trade and other payables	16	**51,010**	43,580
Obligations under finance leases – due within one year		**7**	31
Bank and other borrowings	17	**74,535**	36,765
		125,552	80,376
Net current assets		**462,609**	330,506
Total assets less current liabilities		**565,972**	365,513
Non-current liabilities			
Deferred taxation		**102**	102
Obligations under finance leases – due after one year		**141**	146
		243	248
Minority interests		**25,109**	31,465
		540,620	333,800
Capital and reserves			
Share capital	18	**31,161**	86,559
Reserves	19	**509,459**	247,241
		540,620	333,800

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

For the six months ended 30th September, 2001

	For the six months ended 30th September,	
	2001	2000
	HK$'000	HK$'000
	(Unaudited)	(Unaudited)
Exchange differences arising on translation of overseas operations not recognised in the consolidated income statement	**(10)**	1,252
Net loss for the period	**(15,034)**	(19,361)
Total recognised losses	**(15,044)**	(18,109)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September, 2001

	For the six months ended 30th September,	
	2001	2000
	HK$'000	HK$'000
	(Unaudited)	(Unaudited)
Net cash outflow from operating activities	**(156,023)**	(88,786)
Net cash inflow from returns on investments and servicing of finance	**432**	2,072
Taxation (paid) refunded	**(36)**	750
Net cash (outflow) inflow from investing activities	**(22,609)**	105,178
Net cash (outflow) inflow before financing	**(178,236)**	19,214
Net cash inflow (outflow) from financing	**262,272**	(70,663)
Increase (decrease) in cash and cash equivalents	**84,036**	(51,449)
Cash and cash equivalents at beginning of the period	**13,541**	127,567
Effect of foreign exchange rate changes	**125**	895
Cash and cash equivalents at end of the period	**97,702**	77,013

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the six months ended 30th September, 2001

1. Basis of preparation

The condensed financial statements have been prepared in accordance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("HKSA") and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. Principal accounting policies

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and certain investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st March, 2001, except as described below.

In the current period, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP(s)") issued by the HKSA. The SSAPs that have an impact on the condensed financial statements are:

SSAP 26	Segment reporting
SSAP 30	Business combinations
SSAP 31	Impairment of assets

In the current period, the Group has changed the basis of identification of reportable segments to that required by SSAP 26. Segment disclosures for the six months ended 30th September, 2000 have been amended so that they are presented on a consistent basis.

The new SSAP 30 prescribes the treatment of goodwill and negative goodwill on acquisition of a subsidiary, an associate or a jointly controlled entity. Pursuant to the transitional provisions set out in SSAP 30, the Group has elected not to restate goodwill or negative goodwill previously eliminated against or credited to reserves, respectively. Therefore, goodwill arising on acquisitions prior to 1st April, 2001 continues to be held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary, associate or jointly controlled entity, or at such time as impairment losses are identified. Negative goodwill arising on acquisitions prior to 1st April, 2001 continues to be held in reserves and will be credited to the income statement at the time of disposal of the relevant subsidiary, associate or jointly controlled entity.

Goodwill arising on acquisitions after 1st April, 2001 is capitalised and amortised over its estimated useful life. Negative goodwill arising on acquisitions after 1st April, 2001 is presented as a deduction from assets and will be released to the income statement based on an analysis of the circumstances from which the balance resulted.

3. Prior period adjustment

During the period, the Group had reviewed the carrying amount of goodwill that had previously been eliminated to reserves. In accordance with Interpretation 13 "Goodwill – continuing requirements for goodwill and negative goodwill previously eliminated against/ credited to reserves", the Group has restated its previously reported net loss for the six months ended 31st March, 2001 and accumulated losses as at 31st March, 2001 by HK$48,674,000 for the impairment of goodwill arising from the acquisition of an associate during the six months ended 31st March, 2001.

4. Business and geographical segment information

For management purposes, the Group is currently organised into four main operating segments, manufacture and sale of Western and Chinese pharmaceutical and health products and foodstuffs, provision of finance, trading and investment in securities and property letting.

Segmental information for the six months ended 30th September, 2001 and 2000 about these businesses is presented below:

Business segments

For the six months ended 30th September, 2001

	Manufacture and sale of Western and Chinese pharmaceutical and health products and foodstuffs HK$'000	Provision of finance HK$'000	Trading and investment in securities HK$'000	Property letting HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment Revenue							
External revenue	129,321	1,530	18,856	957	9,600	-	160,264
Segment Results	(16,042)	1,437	471	401	(225)	-	(13,958)
Unallocated corporate expenses							(8,166)
Unallocated other income							347
Loss from operations							(21,777)

For the six months ended 30th September, 2000

	Manufacture and sale of Western and Chinese pharmaceutical and health products and foodstuffs HK$'000	Provision of finance HK$'000	Trading and investment in securities HK$'000	Property letting HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment Revenue							
External revenue	127,171	4,035	1,621	1,455	2,460	-	136,742
Segment Results	(21,396)	19,734	(19,847)	315	(6,486)	-	(27,680)
Unallocated corporate expenses							(8,502)
Unallocated other income							14,917
Loss from operations							(21,265)

Geographical segments

	For the six months ended 30th September, 2001					
	Hong Kong HK$'000	Other regions in The People's Republic of China HK$'000	Canada HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment Revenue						
External revenue	129,662	17,143	8,744	4,715	-	160,264
Inter-segment revenue	2,118	-	-	-	(2,118)	-
Total revenue	131,780	17,143	8,744	4,715	(2,118)	160,264
Segment Results	(11,067)	(1,399)	(317)	(1,175)	-	(13,958)
Unallocated corporate expenses						(8,166)
Unallocated other income						347
Loss from operations						(21,777)

	For the six months ended 30th September, 2000					
	Hong Kong HK$'000	Other regions in The People's Republic of China HK$'000	Canada HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment Revenue						
External revenue	105,160	17,753	8,933	4,896	-	136,742
Inter-segment revenue	6,336	-	-	-	(6,336)	-
Total revenue	111,496	17,753	8,933	4,896	(6,336)	136,742
Segment Results	(26,283)	(1,189)	613	(821)	-	(27,680)
Unallocated corporate expenses						(8,502)
Unallocated other income						14,917
Loss from operations						(21,265)

5. Other income

	For the six months ended 30th September,	
	2001	2000
	HK$'000	HK$'000
Other income comprises:		
Unrealised gain on investments in securities	**746**	–
Gain on transfer of certain property interests to a jointly controlled entity	**–**	10,696
Others	**347**	–
	1,093	10,696

6. Other operating expenses

	For the six months ended 30th September,	
	2001	2000
	HK$'000	HK$'000
Other operating expenses comprise:		
Cost for closure of retail outlets	**(5,590)**	–
Loss on assignment of a loan	**(4,711)**	–
Write back of provision for loan debtors	**–**	16,000
Write back of provision for amount due from an associate	**–**	2,162
Write back of provision for guarantees given in connection with a disposed subsidiary	**–**	2,059
Impairment loss recognised in respect of investments in securities	**–**	(19,729)
Provision for bad and doubtful debts	**–**	(176)
Others	**(949)**	–
	(11,250)	316

7. Loss from operations

	For the six months ended 30th September,	
	2001	2000
	HK$'000	HK$'000
Loss from operations has been arrived at after charging:		
Depreciation and amortisation	**3,822**	4,728
Loss on disposal of property held for resale	**114**	–

8. Finance costs

	For the six months ended 30th September,	
	2001	2000
	HK$'000	HK$'000
Finance costs comprise:		
Interest on:		
Bank and other borrowings wholly repayable within five years	**1,861**	656
Bank and other borrowings not wholly repayable within five years	**139**	461
Obligations under finance leases	**13**	13
Convertible notes	**–**	1,299
Total borrowing costs	**2,013**	2,429
Less: Amount capitalised in respect of properties under development	**–**	(637)
	2,013	1,792

9. Investment income

	For the six months ended 30th September,	
	2001	2000
	HK$'000	HK$'000
Interest income from:		
Banks	**395**	3,020
Convertible notes receivable	**2,043**	–
Notes receivable	**–**	844
Others	**7**	–
	2,445	3,864

10. Taxation

	For the six months ended 30th September,	
	2001	2000
	HK$'000	HK$'000
The charge comprises:		
Taxation of the Company and its subsidiaries		
Hong Kong Profits Tax		
– Current period	**–**	–
– Underprovision in prior period	**–**	20
Overseas taxation	**36**	–
	36	20

No provision for Hong Kong Profits Tax has been made in the financial statements as the Group had no assessable profit for both periods.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

11. Dividend

No dividend was paid during both periods.

12. Loss per share

The calculation of the loss per share is based on the net loss for the period of HK$15,034,000 (six months ended 30th September, 2000: HK$19,361,000) and on the weighted average number of 1,229,383,779 (six months ended 30th September, 2000: 750,280,244) ordinary shares in issue adjusted for the effect of the Company's rights issue as described in note 18(c).

The computation of diluted loss per share has not assumed the exercise and conversion of the share options and warrants as their exercise and conversion would result in a decrease in the loss per share for both periods.

13. Addition to property, plant and equipment

During the period, the Group spent HK$22,916,000 (six months ended 30th September, 2000: HK$7,947,000) on the acquisition of property, plant and equipment.

14. Trade and other receivables

The Group allows an average credit period of 60 days to its trade customers.

Included in trade and other receivables of the Group are trade receivables with the following aged analysis:

	30.9.2001 HK$'000	31.3.2001 HK$'000
Trade receivables:		
0-30 days	**17,951**	12,537
31-60 days	**718**	1,002
61-90 days	**118**	303
More than 90 days	**408**	12
	19,195	13,854
Other receivables	**28,977**	22,151
	48,172	36,005

15. Short-term loans

The Group negotiates credit period to loan borrower according to credit of individual borrower.

The short-term loans are unsecured, bear interest at prevailing market rate and are due for repayment within one year.

16. Trade and other payables

Included in trade and other payables of the Group are trade payables with the following aged analysis:

	30.9.2001 HK$'000	31.3.2001 HK$'000
Trade payables:		
0-30 days	**17,943**	4,964
31-60 days	**1,754**	6,641
61-90 days	**533**	3,162
More than 90 days	**928**	2,270
	21,158	17,037
Other payables	**29,852**	26,543
	51,010	43,580

17. Bank and other borrowings

	30.9.2001 HK$'000	31.3.2001 HK$'000
The bank and other borrowings comprise:		
Trust receipts and import loans	**16,011**	10,205
Short-term bank loans	**–**	8,536
Other loan	**53,437**	13,000
Bank overdrafts	**5,087**	5,024
	74,535	36,765

All bank and other borrowings are due within one year or on demand.

18. Share capital

	Number of shares	Amount HK$'000
Authorised:		
Balance at 31st March, 2001, ordinary shares of HK$0.10 each	20,000,000,000	2,000,000
Capital reduction and sub-division	180,000,000,000	–
Balance at 30th September, 2001, ordinary shares of HK$0.01 each	**200,000,000,000**	**2,000,000**
Issued and fully paid:		
Balance at 31st March, 2001, ordinary shares of HK$0.10 each	865,590,015	86,559
Capital reduction	–	(77,903)
Issue of new shares	173,118,000	1,731
Rights issue	2,077,416,030	20,774
Balance at 30th September, 2001, ordinary shares of HK$0.01 each	**3,116,124,045**	**31,161**

During the six months ended 30th September, 2001, the following changes in the share capital of the Company took place:

(a) Pursuant to a special resolution at an extraordinary general meeting of the Company held on 27th February, 2001, the shareholders approved the following:

i. The issued share capital of the Company was reduced from an amount of HK$86,559,000 to HK$8,656,000 by cancelling paid up capital of the Company to the extent of HK$0.09 on each of the ordinary shares in issue so that each issued ordinary share of HK$0.10 in the capital of the Company shall be treated as one fully paid up ordinary share of HK$0.01 in the capital of the Company (the "Capital Reduction");

ii. The Company applied the credit arising from the Capital Reduction to a distributable reserve of the Company; and

iii. Every ordinary share of HK$0.10 in the unissued share capital of the Company were sub-divided into ordinary shares of HK$0.01 each of the Company.

The issued and unissued ordinary shares resulting from the above changes rank pari passu in all respects in accordance with the clauses of the Company's Articles of Association.

On 17th April 2001, the Grand Court of the Cayman Islands confirmed the above alteration of the issued capital of the Company and the changes of the issued capital of the Company were completed and registered by the Cayman Islands' Registrar of Companies on 19th April, 2001.

(b) Pursuant to a placing agreement entered into on 28th May, 2001, the Company issued 173,118,000 ordinary shares of HK$0.01 each at a price of HK$0.12 per share. The price of HK$0.12 per share represents a discount of approximately 20% to the closing price of the Company's shares on 28th May, 2001 as quoted on the Stock Exchange. The net proceeds of the placement of HK$20,000,000 was used for additional working capital of the Group.

These new ordinary shares were issued under the general mandate granted to the Directors at the Company's extraordinary general meeting on 27th February, 2001.

These new ordinary shares issued rank pari passu with the then existing ordinary shares of the Company in all respects.

(c) On 24th August, 2001, the shareholders of the Company approved to issue, by way of rights issue (the "Rights Issue"), of 2,077,416,030 rights shares (the "Rights Shares") to the holders of the then existing ordinary shares of HK$0.01 each in the Company at a price of HK$0.10 for one Rights Share whose name appeared on the register of members of the Company on the same date on the basis of two Rights Shares for every one then existing ordinary share of the Company. The net proceeds of the Rights Issue of approximately HK$201,000,000 would be used towards future investment opportunities of the Company.

These new ordinary shares issued rank pari passu with the then existing ordinary shares of the Company in all respects.

19. Reserves

	Share premium HK$'000	Translation reserve HK$'000	Goodwill reserve HK$'000	Capital redemption reserve HK$'000	Special reserve HK$'000	Warrant reserve HK$'000	Distributable reserve HK$'000	Accum-ulated losses HK$'000	Total HK$'000
At 1st April, 2000	82,374	(2,181)	2,461	311	35,131	26,754	517,288	(340,240)	321,898
Premium arising on issue of shares	6,783	-	-	-	-	-	-	-	6,783
Expenses incurred in connection with the issue of shares	(520)	-	-	-	-	-	-	-	(520)
Shares repurchased and cancelled:									
Premium on shares repurchased	(365)	-	-	-	-	-	-	-	(365)
Transfer	(174)	-	-	174	-	-	-	-	-
Goodwill reserve realised upon the partial disposal of a subsidiary to minority shareholders	-	-	1,770	-	-	-	-	-	1,770
Goodwill arising on acquisition of an associate	-	-	(48,674)	-	-	-	-	-	(48,674)
Impairment loss of goodwill arising from the acquisition of an associate (note (a) below)	-	-	48,674	-	-	-	-	-	48,674
Exchange differences arising on translation of overseas operations	-	1,822	-	-	-	-	-	-	1,822
Net loss for the year, restated (see notes 2 and 3)	-	-	-	-	-	-	-	(84,147)	(84,147)
At 31st March, 2001	88,098	(359)	4,231	485	35,131	26,754	517,288	(424,387)	247,241
Premium arising on issue of shares	206,010	-	-	-	-	-	-	-	206,010
Expenses incurred in connection with the issue of shares	(6,651)	-	-	-	-	-	-	-	(6,651)
Capital Reduction (note 18 (a))	-	-	-	-	-	-	77,903	-	77,903
Transfer (note (b) below)	-	-	-	-	-	(26,754)	-	26,754	-
Exchange differences arising on translation of overseas operations	-	(10)	-	-	-	-	-	-	(10)
Net loss for the period	-	-	-	-	-	-	-	(15,034)	(15,034)
At 30th September, 2001	**287,457**	**(369)**	**4,231**	**485**	**35,131**	**-**	**595,191**	**(412,667)**	**509,459**

Notes:

(a) The amount represented a prior period adjustment in respect of the impairment loss of goodwill arising from the acquisition of an associate during the six months ended 31st March, 2001 (see notes 2 and 3).

(b) The rights attached to the warrants of the Company to subscribe for ordinary shares of the Company expired on 3rd May, 2001 and the balance of the warrant reserve has been transferred to accumulated losses accordingly.

20. Commitments

	30.9.2001	31.3.2001
	HK$'000	HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of property, plant and equipment	**–**	24,351

At 30th September, 2001, the Group had an outstanding commitment of HK$49,515,000 (at 31st March, 2001: HK$49,515,000) in respect of the acquisition of a subsidiary in The People's Republic of China.

21. Contingent liabilities

At 30th September, 2001 and 31st March, 2001, the Group is a party to various legal claims and counterclaims in its ordinary course of business. In the opinion of the Directors, ultimate resolution of these claims, counterclaims and threatened litigations would not have a material effect on the financial position of the Group.

22. Pledge of assets

As mentioned in the Company's circular dated 26th July, 2001, the Group entered into a loan agreement (the "Loan Agreement") with a third party (the "Lender") pursuant to which the Lender agreed to grant a revolving loan facility of HK$30 million to the Group and the Group transferred the title of the Group's properties held for resale with a carrying amount of HK$40 million to a nominee of the Lender as securities for the obligations of the Group under the Loan Agreement. All the proceeds received from the properties belong to the Group. Upon repayment in full by the Group of all sum due under the Loan Agreement, the Lender shall procure the transfer of the properties back to the Group. There was no drawn down of the loan at 30th September, 2001.

23. Post balance sheet event

On 17th September, 2001, the Company had served a notice of exercise of an option granted by See Ying Limited, a company previously beneficially owned 49% of Tung Fong Hung Investment Limited ("TFHI", a former subsidiary of the Company), to the Company to require See Ying Limited to purchase the remaining 51% equity interest in TFHI for a consideration of HK$45,900,000. The transaction was approved by the shareholders of the Company on 30th October, 2001 and completed on 2nd November, 2001.

INDEPENDENT REVIEW REPORT

德勤·關黃陳方會計師行

Deloitte Touche Tohmatsu

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

TO THE BOARD OF DIRECTORS OF HANSOM EASTERN (HOLDINGS) LIMITED

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 1 to 14.

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the Directors.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30th September, 2001.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 18th December, 2001

INTERIM DIVIDEND

The Directors have resolved not to declare an interim dividend for the six months ended 30th September, 2001 (2000: nil).

INTERIM RESULTS

For the six months ended 30th September, 2001, net loss of the Group was HK$15 million which compared favorably to the net loss of HK$19.4 million recorded in the prior period. Loss per share was reduced down to HK1 cent, representing a decrease of about 67% as against the corresponding prior period amount. The improvement in results was largely due to the Group's reduced interest in Tung Fong Hung Investment Limited ("TFHI"), a loss-making subsidiary which was 100% owned by the Group in the prior period.

BUSINESS REVIEW AND PROSPECTS

For the period under review, the Group's operations in pharmaceutical and health products and foodstuffs, conducted through TFHI, incurred an overall loss of HK$16 million (before minority interests). In view of the fact that such businesses had been loss-making for many years, in September 2001, the Company announced its proposal to dispose the remaining 51% interest in TFHI for a consideration of HK$45.9 million pursuant to a put option arrangement previously entered. The proposed transaction was approved by the Company's shareholders in October 2001 and completed in November 2001. The Directors consider that the disposal of the remaining interest in TFHI is in the best interest of the Company and would help to alleviate the adverse pressure on the Group's future financial performance.

The Group's business segments of financing, securities and property all recorded profitable results during the review period. In view of these encouraging results, additional financial resources had been allocated to the financing and securities operations which led to the increases in the Group's short-term loans and current investments in securities to HK$110.4 million and HK$54.4 million respectively by the end of September 2001. The financing and securities operations have together become a more significant part of the Group's businesses.

Looking ahead, the Group will continue with its policy of enhancing profitability of the existing operations and its business expansion programme into Mainland China. Sharing the general consensus that new business opportunities will emerge both in Mainland and Hong Kong following China's entry into the WTO, the Group will stay focus on these economies, and will undertake new investments when attractive opportunities arise.

FINANCIAL REVIEW

Liquidity and Financial Resources

At 30th September, 2001, the Group was in a net cash position of HK$97.7 million comprising cash in bank of HK$118.8 million and short-term bank borrowings of HK$21.1 million. The bank borrowings were mainly used by TFHI as trade finance and were unsecured, denominated in Hong Kong dollars and bore floating commercial interest rate. TFHI also had other borrowing of HK$53.4 million which was a loan advanced by its other shareholder.

The Group's properties held for resale with carrying value of HK$40 million were pledged as securities for a loan facility of HK$30 million as mentioned in the Company's circular dated 26th July, 2001. The loan facility was unutilized as at 30th September, 2001.

Foreign Currency Management

The Group's Mainland operations do not constitute a significant part of the Group's business at present and material exchange rate risk is not expected. The Group will deploy appropriate measures to meet circumstantial changes.

Commitments

The Group has an outstanding commitment of HK$49.5 million in relation to the acquisition of Henan Xingbang Pharmacy Limited in Mainland, the commitment will be met predominantly by the Group's internal financial resources.

Shareholders' Funds

The Group successfully raised over HK$221 million following a share placement in May 2001 and the completion of a rights issue in September 2001. The capital base of the Group has been substantially strengthened as a result and stood at HK$540.6 million as at 30th September, 2001. That equates to a net asset value per share of approximately HK17 cents.

EMPLOYEES AND REMUNERATION POLICIES

The Group has about 30 employees, including directors, following the completion of the disposal of the remaining interest in TFHI. The Group remunerates its employees based on their work performance and with reference to general market conditions.

DIRECTORS' INTERESTS IN SHARES

As at 30th September, 2001, the interests of the directors of the Company and their associates in the securities of the Company and its associated corporations, within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"), as recorded in the register maintained by the Company pursuant to section 29 of the SDI Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") were as follows :

Name of director	Nature of interests	Number of ordinary shares held
Yau Shum Tek, Cindy	Corporate	726,918,000 (Note below)

Note: As at 30th September, 2001, Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited held 192,318,000 and 534,600,000 ordinary shares of the Company respectively and are wholly-owned subsidiaries of Hastings Gold Limited, which in turn, is a wholly-owned subsidiary of Mainland Talent Developments Limited. Ms. Yau Shum Tek, Cindy wholly owns and controls Red China Holdings Limited and Red China Holdings Limited is entitled to exercise more than one-third of the voting power in Mainland Talent Developments Limited. Ms. Yau Shum Tek, Cindy is deemed to be interested in 726,918,000 ordinary shares of the Company held by Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited.

Save as disclosed above, as at 30th September, 2001, none of the directors or their associates had any interests in the securities of the Company or any of its associated corporations within the meaning of the SDI Ordinance.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

At no time during the six months ended 30th September, 2001 was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debt securities (including debentures) of, the Company or any other body corporate, and none of the directors, or their spouses or children under the age of eighteen, had any right to subscribe for the securities of the Company, or had exercised any such rights during the period.

SUBSTANTIAL SHAREHOLDERS

As at 30th September, 2001, the register of substantial shareholders maintained by the Company pursuant to section 16(1) of the SDI Ordinance disclosed the following entities as having an interest of 10% or more of the issued share capital of the Company:

Name of shareholder	Nature of interests	Number of ordinary shares held Direct Interest	Deemed interest	Notes
Multiple Wealth International Limited	Corporate	192,318,000	–	1
Pacific Rim Investment Management Enterprises Limited	Corporate	534,600,000	–	1
Hastings Gold Limited	Corporate	–	726,918,000	1
Mainland Talent Developments Limited	Corporate	–	726,918,000	1,2 and 3
Rymer Group Limited	Corporate	–	726,918,000	1 and 2
Red China Holdings Limited	Corporate	–	726,918,000	1 and 3
Lo Ki Yan, Karen	Corporate	–	726,918,000	1 and 2
Yau Shum Tek, Cindy	Corporate	–	726,918,000	1 and 3

Notes :

1. As at 30th September, 2001, Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited held 192,318,000 and 534,600,000 ordinary shares of the Company respectively and are wholly-owned subsidiaries of Hastings Gold Limited, which in turn, is a wholly-owned subsidiary of Mainland Talent Developments Limited.

2. Ms. Lo Ki Yan, Karen wholly owns and controls Rymer Group Limited and Rymer Group Limited is entitled to exercise more than one-third of the voting power in Mainland Talent Developments Limited. Ms. Lo Ki Yan, Karen is deemed to be interested in 726,918,000 ordinary shares of the Company held by Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited.

3. Ms. Yau Shum Tek, Cindy wholly owns and controls Red China Holdings Limited and Red China Holdings Limited is entitled to exercise more than one-third of the voting power in Mainland Talent Developments Limited. Ms. Yau Shum Tek, Cindy is deemed to be interested in 726,918,000 ordinary shares of the Company held by Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited.

Save as disclosed above, the Company has not been notified of any other interests representing 10% or more of the issued share capital of the Company as at 30th September, 2001.

PURCHASE, SALE AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

AUDIT COMMITTEE

The audit committee has reviewed with the management the accounting policies and practices adopted by the Group, and discussed internal controls and financial reporting matters including a review of the unaudited interim financial report for the six months ended 30th September, 2001. In carrying out the review the audit committee has relied on the review of the Group's external auditors as well as obtaining explanations from the management.

CORPORATE GOVERNANCE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not, during the six months ended 30th September, 2001 in compliance with the Code of Best Practice, as set out in Appendix 14 of the Listing Rules.

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 18th December, 2001

中期財務報告

恒盛東方控股有限公司(「本公司」)之董事會(「董事會」)謹此提呈本公司及其附屬公司(「本集團」)截至二零零一年九月三十日止六個月之未經審核簡明綜合財務報表如下:

簡明綜合收入報表

截至二零零一年九月三十日止六個月

	附註	截至九月三十日止六個月 二零零一年 千港元 (未經審核)	 二零零零年 千港元 (未經審核)
營業額		160,264	136,742
銷售成本		(98,919)	(82,549)
毛利		61,345	54,193
其他收入	5	1,093	10,696
分銷成本		(51,955)	(60,570)
行政開支		(21,010)	(25,900)
其他營運開支	6	(11,250)	316
營運虧損	7	(21,777)	(21,265)
財務成本	8	(2,013)	(1,792)
投資收入	9	2,445	3,864
應佔共同控制機構業績		–	(144)
除税前虧損		(21,345)	(19,337)
税項	10	(36)	(20)
少數股東權益前虧損		(21,381)	(19,357)
少數股東權益		(6,347)	4
期度虧損淨額		(15,034)	(19,361)
每股虧損	12		
基本及攤薄		(0.01)港元	(0.03)港元

簡明綜合資產負債表
於二零零一年九月三十日

	附註	二零零一年九月三十日 千港元 (未經審核)	二零零一年三月三十一日 千港元 (經審核及已重列)
非流動資產			
投資物業		7,680	7,680
物業、廠房及設備	13	41,915	23,564
聯營公司權益		1,768	1,763
證券投資		50,000	—
應收票據		2,000	2,000
		103,363	35,007
流動資產			
待轉售物業		40,000	49,600
存貨		52,769	57,084
貿易及其他應收款項	14	48,172	36,005
短期貸款	15	110,351	4,014
收購投資之按金		110,484	160,258
應收票據		53,000	53,000
證券投資		54,436	13,466
可收回稅項		149	149
銀行結餘及現金		118,800	37,306
		588,161	410,882
流動負債			
貿易及其他應付款項	16	51,010	43,580
財務租約承擔－一年內到期		7	31
銀行及其他借貸	17	74,535	36,765
		125,552	80,376
流動資產淨值		462,609	330,506
總資產減流動負債		565,972	365,513
非流動負債			
遞延稅項		102	102
財務租約承擔－一年後到期		141	146
		243	248
少數股東權益		25,109	31,465
		540,620	333,800
資本及儲備			
股本	18	31,161	86,559
儲備	19	509,459	247,241
		540,620	333,800

簡明經確認損益綜合報表
截至二零零一年九月三十日止六個月

	截至九月三十日止六個月	
	二零零一年 千港元 (未經審核)	二零零零年 千港元 (未經審核)
海外業務因換算帶來之滙兑差價 而並無於綜合收入報表確認	(10)	1,252
期度虧損淨額	(15,034)	(19,361)
已確認虧損總額	(15,044)	(18,109)

簡明綜合現金流動報表
截至二零零一年九月三十日止六個月

	截至九月三十日止六個月	
	二零零一年 千港元 (未經審核)	二零零零年 千港元 (未經審核)
營運業務所引致之現金流出淨額	(156,023)	(88,786)
投資回報及融資費用之現金流入淨額	432	2,072
(已繳)退回税項	(36)	750
投資業務所引致之現金(流出)流入淨額	(22,609)	105,178
融資前現金(流出)流入淨額	(178,236)	19,214
融資所引致之現金流入(流出)淨額	262,272	(70,663)
現金及現金等值物增加(減少)	84,036	(51,449)
期初現金及現金等值物	13,541	127,567
外幣滙率變動之影響	125	895
期末現金及現金等值物	97,702	77,013

簡明財務報表附註
截至二零零一年九月三十日止六個月

1. 編製基準

簡明財務報表乃按照香港會計師公會(「HKSA」)頒佈之會計實務準則第25條「中期財務報告」所編製,並符合香港聯合交易所有限公司(「聯交所」)證券上市規則附錄16之適用披露規則。

2. 主要會計政策

簡明財務報表乃按歷史成本法編製,並已就重估投資物業及若干證券投資作出修改。

所採用之會計政策與編製本集團截至二零零一年三月三十一日止年度之全年財務報表所採用者一致,惟下文所述者除外。

於本期間,本集團已首次採用HKSA所頒佈之數項新頒佈及經修訂會計實務準則(「SSAP(s)」)。對簡明財務報表造成影響之SSAPs如下:

SSAP第26條	分類報告
SSAP第30條	業務合併
SSAP第31條	資產減值

於本期間,本集團已根據SSAP第26條之規定改變申報分類訂明基準。截至二零零零年九月三十日止六個月之分類披露已被修訂,致使可於一致之基準下呈列。

新SSAP第30條訂明收購一間附屬公司、一間聯營公司或一間共同控制機構之商譽及負值商譽之處理。根據SSAP第30條所載之過渡性條文,本集團已選擇不會重列先前已分別於儲備撇銷或列入儲備內之商譽或負值商譽。因此,於二零零一年四月一日前因收購所產生之商譽將繼續持作為儲備及將於出售有關附屬公司、聯營公司或共同控制機構,或於已證實減值虧損時於收入報表內扣除。於二零零一年四月一日前因收購產生之負值商譽會繼續持有作為儲備及將於出售有關附屬公司、聯營公司或共同控制機構時計入收入報表內。

於二零零一年四月一日後因收購產生之商譽已資本化及按其估計可用年期攤銷。於二零零一年四月一日後因收購產生之負值商譽則列為資產扣減,並會在分析有關產生結餘情況後撥入收入報表內。

3. **前期調整**

期內，本集團已審閱先前於儲備中撤銷之商譽面值。根據釋義13「商譽－先前於儲備撤銷／計入儲備內之商譽／負值商譽之持續規定」，本集團已將其先前申報於截至二零零一年三月三十一日止六個月因收購一家聯營公司所產生之商譽減值48,674,000港元計入並重列於截至二零零一年三月三十一日止六個月之虧損淨額及於二零零一年三月三十一日之累積虧損。

4. **業務及地區分類資料**

就管理而言，本集團目前正分為四個主要營運分類，分別為製造及銷售中西醫葯及保健產品及食品、提供融資、證券買賣及投資，以及出租物業。

截至二零零一年及二零零零年九月三十日止六個月之業務分類資料呈列如下：

業務分類

	截至二零零一年九月三十日止六個月						
	製造及銷售中西醫葯及保健產品及食品	提供融資	證券買賣及投資	出租物業	其他	對銷	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分類收益							
對外收益	129,321	1,530	18,856	957	9,600	–	160,264
分類業績	(16,042)	1,437	471	401	(225)	–	(13,958)
未攤分企業開支							(8,166)
未攤分其他收入							347
經營虧損							(21,777)

	截至二零零零年九月三十日止六個月						
	製造及銷售中西醫葯及保健產品及食品	提供融資	證券買賣及投資	出租物業	其他	對銷	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分類收益							
對外收益	127,171	4,035	1,621	1,455	2,460	–	136,742
分類業績	(21,396)	19,734	(19,847)	315	(6,486)	–	(27,680)
未攤分企業開支							(8,502)
未攤分其他收入							14,917
經營虧損							(21,265)

地區分類

	截至二零零一年九月三十日止六個月					
	香港 千港元	中華人民共和國其他地區 千港元	加拿大 千港元	其他 千港元	對銷 千港元	綜合 千港元
分類收益						
對外收益	129,662	17,143	8,744	4,715	–	160,264
業務之間收益	2,118	–	–	–	(2,118)	–
總收益	131,780	17,143	8,744	4,715	(2,118)	160,264
分類業績	(11,067)	(1,399)	(317)	(1,175)	–	(13,958)
未攤分企業開支						(8,166)
未攤分其他收入						347
經營虧損						(21,777)

	截至二零零零年九月三十日止六個月					
	香港 千港元	中華人民共和國其他地區 千港元	加拿大 千港元	其他 千港元	對銷 千港元	綜合 千港元
分類收益						
對外收益	105,160	17,753	8,933	4,896	–	136,742
業務之間收益	6,336	–	–	–	(6,336)	–
總收益	111,496	17,753	8,933	4,896	(6,336)	136,742
分類業績	(26,283)	(1,189)	613	(821)	–	(27,680)
未攤分企業開支						(8,502)
未攤分其他收入						14,917
經營虧損						(21,265)

5. 其他收入

	截至九月三十日止六個月	
	二零零一年	二零零零年
	千港元	千港元
其他收入包括：		
證券投資之未變現收益	746	—
轉讓若干物業權益予一家共同控制機構之收益	—	10,696
其他	347	—
	1,093	10,696

6. 其他營運開支

	截至九月三十日止六個月	
	二零零一年	二零零零年
	千港元	千港元
其他營運開支包括：		
關閉零售商店之成本	(5,590)	—
轉讓貸款之虧損	(4,711)	—
撥回借款債務人準備	—	16,000
撥回聯營公司欠款準備	—	2,162
撥回有關一間已出售之附屬公司所授出之擔保作出之準備	—	2,059
投資證券之經確認減值虧損	—	(19,729)
呆壞賬準備	—	(176)
其他	(949)	—
	(11,250)	316

7. 營運虧損

	截至九月三十日止六個月	
	二零零一年	二零零零年
	千港元	千港元
營運虧損已扣除下列項目：		
折舊及攤銷	**3,822**	4,728
出售待轉售物業之虧損	**114**	—

8. 財務成本

	截至九月三十日止六個月	
	二零零一年	二零零零年
	千港元	千港元
財務成本包括：		
利息：		
須於五年內全部償還之銀行及其他借貸	**1,861**	656
毋須於五年內全部償還之銀行及其他借貸	**139**	461
財務租約承擔	**13**	13
可換股票據	**—**	1,299
借貸成本總額	**2,013**	2,429
減：就發展中物業撥充資本之款項	**—**	(637)
	2,013	1,792

9. 投資收入

	截至九月三十日止六個月	
	二零零一年	二零零零年
	千港元	千港元
來自以下項目之利息收入:		
銀行存款	395	3,020
應收可換股票據	2,043	—
應收票據	—	844
其他	7	—
	2,445	3,864

10. 税項

	截至九月三十日止六個月	
	二零零一年	二零零零年
	千港元	千港元
支出包括:		
本公司及其附屬公司之税項		
香港利得税		
一本期間	—	—
一上一期間準備不足	—	20
海外税項	36	—
	36	20

由於在兩個期間本集團概無應課税溢利,故於財務報表內並無就香港利得税作出準備。

海外税項乃按各司法權區之現行税率計算。

11. 股息

於兩個期間內,並無派發股息。

12. 每股虧損

每股虧損乃按期內虧損淨額15,034,000港元(截至二零零零年九月三十日止六個月:19,361,000港元)及已就附註18(c)所述本公司供股之影響作出調整之已發行普通股加權平均數1,229,383,779股(截至二零零零年九月三十日止六個月:750,280,244股)計算。

由於購股權及認股權證之行使及轉換會導致兩個期間之每股虧損減少,故此,每股攤薄虧損之計算並無假設購股權及認股權證之行使及轉換。

13. **物業、廠房及設備添置**

於期內，本集團支出22,916,000港元（截至二零零零年九月三十日止六個月：7,947,000港元）以收購物業、廠房及設備。

14. **貿易及其他應收款項**

本集團給予其貿易客戶平均60日賒賬期。

本集團包括在貿易及其他應收款項中之應收貿易款項賬齡分析如下：

	二零零一年九月三十日 千港元	二零零一年三月三十一日 千港元
應收貿易款項：		
0至30日	17,951	12,537
31至60日	718	1,002
61至90日	118	303
超過90日	408	12
	19,195	13,854
其他應收款項	28,977	22,151
	48,172	36,005

15. **短期貸款**

本集團根據個別貸款人之信用與貸款人磋商貸款期。

短期貸款為無抵押、按當時市場利率計息及須於一年內到期還款。

16. **貿易及其他應付款項**

本集團之貿易及其他應付款項中之應付貿易款項賬齡分析如下：

	二零零一年九月三十日 千港元	二零零一年三月三十一日 千港元
應付貿易款項：		
0至30日	17,943	4,964
31至60日	1,754	6,641
61至90日	533	3,162
超過90日	928	2,270
	21,158	17,037
其他應付款項	29,852	26,543
	51,010	43,580

17. 銀行及其他借貸

	二零零一年九月三十日 千港元	二零零一年三月三十一日 千港元
銀行及其他借貸包括：		
信託收據及進口貸款	16,011	10,205
短期銀行貸款	—	8,536
其他貸款	53,437	13,000
銀行透支	5,087	5,024
	74,535	36,765

所有銀行及其他借貸均為一年內或即時到期。

18. 股本

	股份數目	金額 千港元
法定：		
於二零零一年三月三十一日每股面值0.10港元之普通股之結餘	20,000,000,000	2,000,000
削減及分拆股本	180,000,000,000	—
於二零零一年九月三十日每股面值0.01港元之普通股之結餘	**200,000,000,000**	**2,000,000**
已發行及繳足：		
於二零零一年三月三十一日每股面值0.10港元之普通股之結餘	865,590,015	86,559
削減股本	—	(77,903)
發行新股	173,118,000	1,731
供股	2,077,416,030	20,774
於二零零一年九月三十日每股面值0.01港元之普通股之結餘	**3,116,124,045**	**31,161**

截至二零零一年九月三十日止六個月，本公司之股本曾有以下變動：

(a) 根據本公司於二零零一年二月二十七日舉行之股東特別大會上通過之一項特別決議案，股東批准下列事項：

    i. 透過註銷本公司繳足股本中每股已發行普通股0.09港元，將本公司之已發行股本由86,559,000港元減至8,656,000港元，使本公司股本中每股面值0.10港元之已發行普通股被視為本公司股本中每股面值0.01港元之繳足普通股（「削減股本」）；

    ii. 本公司運用削減股本產生之進賬，撥入本公司之一項可供分派儲備；及

    iii. 本公司未發行股本中每股面值0.10港元之普通股將分拆為本公司每股面值0.01港元之普通股。

    根據本公司組織章程細則之條款，上述變動所產生之已發行及未發行普通股在各方面享有同等權益。

    於二零零一年四月十七日，開曼群島大法院確認本公司已發行股本上述之變動，而本公司已發行股本之變動已完成，並已於二零零一年四月十九日於開曼群島公司註冊處登記。

(b) 根據於二零零一年五月二十八日訂立之配售協議，本公司發行每股面值0.01港元之普通股173,118,000股，每股作價0.12港元。每股0.12港元之發行價與本公司股份於二零零一年五月二十八日在聯交所錄得之收市價比較，折讓約20%。配售所得款項淨額20,000,000港元將用作本集團額外營運資金。

    此等新普通股根據本公司於二零零一年二月二十七日舉行之股東特別大會上授予董事會之一般授權而發行。

    此等新發行之普通股與本公司當時已存在之普通股在各方面享有同等權益。

(C) 於二零零一年八月二十四日，本公司股東批准以供股形式（「供股」）發行2,077,416,030股供股股份（「供股股份」）給當時持有本公司每股面值0.01港元股份並於同日名列於本公司股東名冊上之股東，每股供股股份作價0.10港元，並按每持有一股本公司現有普通股股份獲發兩股供股股份為基準。供股所得款項淨額約201,000,000港元將用於本公司未來之投資機會。

    此等新發行之普通股與本公司當時已存在之普通股在各方面享有同等權益。

19. 儲備

	股份溢價 千港元	換算儲備 千港元	商譽儲備 千港元	股本贖回儲備 千港元	特殊儲備 千港元	認股權證儲備 千港元	可分派儲備 千港元	累積虧損 千港元	總額 千港元
於二零零零年四月一日	82,374	(2,181)	2,461	311	35,131	26,754	517,288	(340,240)	321,898
發行股份帶來之溢價	6,783	–	–	–	–	–	–	–	6,783
發行股份之開支	(520)	–	–	–	–	–	–	–	(520)
購回及註銷股份：									
購回股份之溢價	(365)	–	–	–	–	–	–	–	(365)
轉撥	(174)	–	–	174	–	–	–	–	–
向少數股東出售一間附屬公司變現之商譽儲備	–	–	1,770	–	–	–	–	–	1,770
收購一間聯營公司產生之商譽	–	–	(48,674)	–	–	–	–	–	(48,674)
收購一間聯營公司產生之商譽減值（見下文附註(a)）	–	–	48,674	–	–	–	–	–	48,674
換算海外業務產生之滙兌差額	–	1,822	–	–	–	–	–	–	1,822
年度虧損淨額，重列（見附註2及3）	–	–	–	–	–	–	–	(84,147)	(84,147)
於二零零一年三月三十一日	88,098	(359)	4,231	485	35,131	26,754	517,288	(424,387)	247,241
發行股份帶來之溢價	206,010	–	–	–	–	–	–	–	206,010
發行股份之開支	(6,651)	–	–	–	–	–	–	–	(6,651)
削減股本（見附註18(a)）	–	–	–	–	–	–	77,903	–	77,903
轉撥（見下文附註(b)）	–	–	–	–	–	(26,754)	–	26,754	–
換算海外業務產生之滙兌差額	–	(10)	–	–	–	–	–	–	(10)
期度虧損淨額	–	–	–	–	–	–	–	(15,034)	(15,034)
於二零零一年九月三十日	**287,457**	**(369)**	**4,231**	**485**	**35,131**	**–**	**595,191**	**(412,667)**	**509,459**

附註:

(a) 有關於截至二零零一年三月三十一日止六個月期間因收購一間聯營公司所產生商譽之減值虧損而作出之前期調整(見附註2及3)。

(b) 本公司之認股權證所附有可認購本公司普通股之權利已於二零零一年五月三日屆滿,而認股權證儲備結餘已因此而轉撥往累積虧損中。

20. **承擔**

	二零零一年 九月三十日 千港元	二零零一年 三月三十一日 千港元
有關收購物業、廠房及設備已訂約 但未在財務報表提撥準備之資本性開支	–	24,351

於二零零一年九月三十日,本集團就收購一間於中華人民共和國之附屬公司之未履行承擔為49,515,000港元(二零零一年三月三十一日:49,515,000港元)。

21. **或然負債**

於二零零一年九月三十日及二零零一年三月三十一日,本集團在其正常業務過程中牽涉多宗法定索償及反索償事項。董事會認為,此等索償、反索償及所面臨之訴訟之最終裁決不會對本集團之財務狀況造成重大不利影響。

22. **資產抵押**

誠如本公司於二零零一年七月二十六日之通函所述,本集團與獨立第三者(「貸方」)訂立貸款協議(「貸款協議」),據此,貸方同意向本集團批出循環貸款融資30,000,000港元,而本集團則轉讓本集團持作待轉售面額40,000,000港元之物業業權予貸方之代理人,以作為本集團於貸款協議下所負責任之抵押品。該物業之所得款項均屬本集團所有。待本集團全數償還於貸款協議下之款項後,貸方應促使將該物業轉讓回本集團。於二零零一年九月三十日,該筆貸款仍未提取。

23. **結算日後事項**

於二零零一年九月十七日,本公司已發出一項通告行使由See Ying Limited(一間先前實益擁有Tung Fong Hung Investment Limited(「TFHI」,本公司前附屬公司)49%權益之公司)所授出之認沽期權,要求See Ying Limited 以代價45,900,000港元購入於TFHI餘下之51%權益。該項交易已於二零零一年十月三十日獲本公司股東批准並於二零零一年十一月二日完成。

獨立審閱報告

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致恒盛東方控股有限公司董事會

引言

吾等已獲 貴公司指示審閱載列於第1至14頁之中期財務報告。

董事責任

香港聯合交易所有限公司證券上市規則規定，中期財務報告須按照香港會計師公會頒佈之會計實務準則第25條「中期財務報告」及有關條文編製。董事需對中期財務報告負責，而該報告亦已獲董事批准。

審閱工作

吾等已按照由香港會計師公會頒佈之核數準則第700號「審閱中期財務報告之聘任」進行審閱。審閱範圍主要包括向管理層提出查詢及運用分析性程序對中期財務報告作出分析，按此基準，評估所採用會計政策及列報形式是否貫徹使用（另有披露者除外）。審閱不包括審計程序如測試監控及核實資產、負債和交易。由於審閱工作的範圍較審計工作為小，故只提供較審計工作為低的確定程度。故此吾等不會對中期財務報告發表審計意見。

審閱結論

按吾等審閱之基準（並不構成一項審核），吾等並不察覺須對截至二零零一年九月三十日止六個月之中期財務報告作出任何重大的修訂。

德勤•關黃陳方會計師行
執業會計師

香港，二零零一年十二月十八日

中期股息

董事會已決議不宣派截至二零零一年九月三十日止六個月之中期股息(二零零零年:無)。

中期業績

截至二零零一年九月三十日止六個月,本集團之虧損淨額為15,000,000港元,較上一個期間錄得之虧損淨額19,400,000港元為佳。每股虧損減至1港仙,較去年同期數字減少約67%。業績有所改善主要由於本集團減少持有Tung Fong Hung Investment Limited(「TFHI」)之權益,而其為本集團於上一期間全資擁有並錄得虧損之附屬公司。

業務回顧及展望

於回顧期內,本集團透過TFHI經營之製葯及保健產品及食品業務,錄得整體虧損16,000,000港元(未計少數股東權益)。鑒於該等業務長年虧損,於二零零一年九月,本集團宣佈建議根據先前訂立之認沽期權安排,出售於TFHI餘下之51%權益,代價為45,900,000港元。建議之交易於二零零一年十月獲本公司股東通過,並於二零零一年十一月完成。董事會認為出售於TFHI餘下權益符合本公司之最佳利益,並可舒緩對本集團未來財務表現之不利壓力。

於回顧期內,本集團於融資、證券及物業之業務均錄得溢利。鑒於業績令人鼓舞,本集團已分配額外財務資源至融資及證券業務,令本集團之短期貸款及流動證券投資於二零零一年九月終分別增加至110,400,000港元及54,400,000港元。融資及證券業務現已共同成為本集團業務之較主要部分。

展望未來,本集團將繼續按其政策增加現有業務之利潤及進行其國內之業務擴展計劃。相信中國加入世貿後,中港兩地將湧現大量商機,本集團將繼續注視該等地區之經濟,並於吸引機會出現時作出新投資。

財務回顧

流動資金及財務資源

於二零零一年九月三十日，本集團持有之淨現金為97,700,000港元，包括銀行現金118,800,000港元及短期銀行借貸21,100,000港元。銀行借貸主要用作TFHI之貿易融資並為無抵押，以港元結算及利息按浮動商業利率計算之借款。TFHI亦有由其之另一位股東墊款之其他貸款53,400,000港元。

本集團持作待轉售面值為40,000,000港元之物業已成為於二零零一年七月二十六日本公司之通函內所提及之30,000,000港元貸款融資之抵押品。於二零零一年九月三十日，該筆貸款融資並未動用。

外匯管理

本集團之國內業務目前並不構成本集團業務之重大部分，因而預期不會出現重大匯率風險。本集團將採取適當措施以應付情況之轉變。

承擔

本集團就收購位於國內之河南興邦藥業有限公司尚未履行之承擔為49,500,000港元，該項承擔將主要以本集團之內部財務資源支付。

股東資金

本集團於二零零一年五月之股份配售及於二零零一年九月之供股完成後成功集資逾221,000,000港元。本集團之資本基礎因而進一步鞏固並於二零零一年九月三十日達致540,600,000港元。相等於每股資產淨值約17港仙。

僱員及薪酬政策

完成出售TFHI餘下權益後，本集團目前包括董事在內之員工人數共約30名。本集團乃按員工工作表現及整體市況釐定員工薪酬。

董事之股份權益

於二零零一年九月三十日，各董事及其聯繫人於本公司及任何相聯法團（按證券（披露權益）條例（「披露權益條例」）之定義）中，擁有根據披露權益條例第29條須登記於該條例所規定之登記冊之權益，或依據聯交所證券上市規則（「上市規則」）所訂上市公司董事證券交易標準守則須知會本公司及聯交所之權益列載如下：

董事名稱	權益之性質	持有普通股股份數目
邱深笛	公司	726,918,000（見下文附註）

附註：於二零零一年九月三十日，Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited分別持有192,318,000股及534,600,000股本公司普通股股份，而該兩間公司均為Hastings Gold Limited之全資附屬公司，而Hastings Gold Limited亦為Mainland Talent Developments Limited之全資附屬公司。邱深笛女士全資擁有及控制Red China Holdings Limited，而Red China Holdings Limited有權行使Mainland Talent Developments Limited超過三分之一投票權。邱深笛女士被視為擁有Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited所持有之726,918,000股本公司普通股股份之權益。

除本附錄披露者外，於二零零一年九月三十日，概無董事或其聯繫人士於本公司或其任何相聯法團（按披露權益條例之定義）之證券中擁有任何權益。

董事購買股份或債券之權利

於截止二零零一年九月三十日止六個月任何時間內，本公司或其任何附屬公司並無作出任何其他安排，使本公司董事可藉購買本公司或任何其他法人團體之股份或債務證券（包括債券）而獲得利益。此外，並無任何董事或其配偶或未滿十八歲子女擁有任何認購本公司證券之權利或已於期內行使任何該等權利。

主要股東

於二零零一年九月三十日，按本公司根據披露權益條例第16(1)條存置之主要股東登記冊所示，下列公司及人士擁有本公司已發行股本面值10%或以上之權益：

股東名稱	權益之性質	持有普通股股份數目 直接權益	被視為擁有之權益	附註
Multiple Wealth International Limited	公司	192,318,000	–	1
Pacific Rim Investment Management Enterprises Limited	公司	534,600,000	–	1
Hastings Gold Limited	公司	–	726,918,000	1
Mainland Talent Developments Limited	公司	–	726,918,000	1、2及3
Rymer Group Limited	公司	–	726,918,000	1及2
Red China Holdings Limited	公司	–	726,918,000	1及3
羅琪茵	公司	–	726,918,000	1及2
邱深笛	公司	–	726,918,000	1及3

附註：

1. 於二零零一年九月三十日，Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited分別持有192,318,000股及534,600,000股本公司普通股，而該兩間公司均為Hastings Gold Limited之全資附屬公司，而Hastings Gold Limited亦為Mainland Talent Developments Limited之全資附屬公司。

2. 羅琪茵女士全資擁有及控制Rymer Group Limited，而Rymer Group Limited有權行使Mainland Talent Developments Limited超過三分之一投票權。羅琪茵女士被視為擁有Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited所持有之726,918,000股本公司普通股股份權益。

3. 邱深笛女士全資擁有及控制Red China Holdings Limited，而Red China Holdings Limited有權行使Mainland Talent Developments Limited超過三分之一投票權。邱深笛女士被視為擁有Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited所持有之726,918,000股本公司普通股股份權益。

除上文所披露者外，本公司並未獲得知會有任何人士於二零零一年九月三十日擁有本公司已發行股本10%或以上之任何其他權益。

買賣、出售及贖回本公司之上市證券

期內，本公司或其附屬公司並無買賣、出售或贖回任何本公司之上市證券。

審核委員會

審核委員會已與管理層審閱由本集團採納之會計政策及守則，並已商討內部監控及財務申報事項包括審閱截至二零零一年九月三十日止六個月之未經審核中期財務報告。在進行審閱工作時，審核委員會曾倚賴本集團外聘核數師之審閱，並獲取管理層之解釋。

公司管治

概無董事知悉任何資料將可合理地指明本公司現時或曾於截至二零零一年九月三十日止六個月並無遵守上市規則附錄14所載之最佳應用守則。

承董事會命
恒盛東方控股有限公司
董事總經理
鄺維添

香港，二零零一年十二月十八日

中期報告

截至二零零一年

六個月

限公司



恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(the "Company")

(Incorporated in the Cayman Islands with limited liability)

Connected Transaction

SUMMARY

On 17th September, 2001, the Company served a notice of exercise of the Put Option on See Ying pursuant to the Option Agreement requiring See Ying to purchase the 5,100 shares, representing 51% of the issued share capital of TFHI at the Option Price.

See Ying is a substantial shareholder of TFHI, a subsidiary of the Company. Therefore, the exercise of the Put Option constitutes a connected transaction for the Company under Chapter 14 of the Listing Rules.

Reference is made to the announcement of the Company dated 10th November, 2000 in relation to, inter alia, the Option Agreement.

EXERCISE OF PUT OPTION

Date:	17th September, 2001
Parties:	(1) See Ying Limited ("See Ying"), grantor of the Put Option; and (2) the Company, grantee of the Put Option.
Terms:	Pursuant to an option agreement ("Option Agreement") dated 10th November, 2000 made between the Company and See Ying, See Ying granted an option ("Put Option") to the Company to require See Ying to purchase 5,100 shares representing 51% of the issued share capital of Tung Fong Hung Investment Limited ("TFHI") within a period of 2 years from the date of the Option Agreement.
Consideration:	HK$45,900,000 payable in cash ("Option Price"). The Option Price was negotiated on an arm's length basis at the time of entering into of the Option Agreement.
Condition:	The exercise of the Put Option is conditional upon approval by shareholders of the Company at an extraordinary general meeting ("EGM").
Completion:	Completion of the exercise of the Put Option will take place on the 3rd business day after the satisfaction of the Condition.

REASONS

The exercise of the Put Option allows the Company to realise its remaining interest in TFHI, which is a loss making group principally engaged in the business of Chinese medicine, health products, foodstuff, pharmaceutical products and internet business.

The proceeds from the realisation will be used for general working capital purpose. The Company does not currently have any specific plans for the use of the proceeds.

GENERAL

The consolidated net tangible assets value of TFHI was approximately HK$63.9 million as shown in its management accounts for the year ended 31st March, 2001.

The proforma combined audited net loss before and after taxation and extraordinary items of TFHI for the year ended 31st March, 1999 was approximately HK$19 million and HK$18.9 million respectively.

The proforma combined audited net loss before and after taxation and extraordinary items of TFHI for the year ended 31st March, 2000 was approximately HK$49.8 million and HK$37 million respectively.

See Ying at present holds 4,900 shares representing 49% of the issued share capital of TFHI.

TFHI is the intermediate holding company of the Company's subsidiaries principally engaged in the business of Chinese medicine, health products, foodstuff, pharmaceutical products and internet business.

See Ying is a substantial shareholder of TFHI, a subsidiary of the Company. Therefore, the exercise of the Put Option constitutes a connected transaction for the Company under Chapter 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"). A circular containing details of the Put Option together with a notice convening the EGM to approve the exercise of the Put Option will be despatched to the shareholders of the Company as soon as practicable. In the event that See Ying and/or any of its associates (as defined in the Listing Rules) has any interests in the Company, See Ying and/or any of its associates shall abstain from voting at the EGM.

An independent financial adviser will be appointed by the Company to advise as to whether the exercise of the Put Option is fair and reasonable so far as the shareholders of the Company are concerned.

At present, the Company and its subsidiaries are principally engaged in the retailing and wholesaling of Chinese medicine, health products and foodstuff, manufacture and sale of pharmaceutical products, securities investment, property investment, provision of finance and investment holding.

By Order of the Board
Hansom Eastern (Holdings) Limited
Lai Ming Wai
Executive Director

Hong Kong, 17th September, 2001


RECEIVED
MAR 0 1 2002
354

2001年9月18日 星期二 香港經濟日報



恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED

(「本公司」)

(於開曼群島註冊成立之有限公司)

關連交易

概要

於二零零一年九月十七日，本公司發出根據期權協議向See Ying行使認沽期權之通告，要求See Ying以期權價格購買5,100股股份，相當於TFHI已發行股本之51%。

See Ying為本公司之附屬公司TFHI之主要股東。因此，根據上市規則第十四章，行使認沽期權構成本公司之關連交易。

本公佈謹提述本公司於二零零零年十一月十日刊發有關(其中包括)期權協議之公佈。

行使認沽期權

日期：	二零零一年九月十七日
訂約各方：	(1)See Ying Limited(「See Ying」)，認沽期權之授予人；及
	(2)本公司，認沽期權之承讓人。
條款：	根據本公司與See Ying於二零零零年十一月十日訂立之期權協議(「期權協議」)，See Ying授予本公司一項期權(「認沽期權」)，要求See Ying於訂立期權協議日期起計兩年內，購買5,100股股份，相當於Tung Fong Hung Investment Limited(「TFHI」)已發行股本之51%。
代價：	45,900,000港元(「期權價格」)，須以現金支付。
	期權價格乃於訂立期權協議時按公平原則磋商協定。
條件：	行使認沽期權須待本公司股東於股東特別大會(「股東特別大會」)上批准，方可作實。
完成：	行使認沽期權將於條件達成後第三個營業日完成。

原因

行使認沽期權能使本公司將其於TFHI之餘下權益變現，TFHI乃錄得虧損之集團，其主要從事中藥、保健產品、食品、醫藥產品之業務及互聯網業務。

變現之所得款項將用作一般營運資金用途。本公司目前並無任何特定計劃使用所得款項。

一般資料

如TFHI於截至二零零一年三月三十一日止年度之管理賬目所示，TFHI之綜合有形資產淨值約為63,900,000港元。

TFHI於截至一九九九年三月三十一日止年度之備考合併經審核之除稅及非經常項目前及除稅及非經常項目後之虧損淨額，分別約為19,000,000港元及18,900,000港元。

TFHI於截至二零零零年三月三十一日止年度之備考合併經審核之除稅及非經常項目前及除稅及非經常項目後之虧損淨額，分別約為49,800,000港元及37,000,000港元。

See Ying目前持有4,900股股份，相當於TFHI已發行股本之49%。

TFHI為本公司多間附屬公司之居間控股公司，主要從事中藥、保健產品、食品、醫藥產品之業務及互聯網業務。

See Ying為本公司之附屬公司TFHI之主要股東。因此，根據香港聯合交易所有限公司證券上市規則(「上市規則」)第十四章，行使認沽期權構成本公司之關連交易。一份載有認沽期權詳情之通函連同召開批准行使認沽期權之股東特別大會通告將盡快寄給本公司股東。倘See Ying及／或其任何聯繫人(定義見上市規則)擁有本公司任何權益，則See Ying及／或其任何聯繫人須於股東特別大會上放棄投票。

本公司將委任獨立財務顧問以就行使認沽期權對本公司股東而言是否公平合理提供意見。

目前，本公司及其附屬公司主要從事零售及批發中藥、保健產品及食品、製造及銷售醫藥產品、證券投資、物業投資、提供融資及投資控股。

承董事會命
恒盛東方控股有限公司
執行董事
梁明偉

香港，二零零一年九月十七日



恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

RESULTS OF THE RIGHTS ISSUE OF 2,077,416,030 RIGHTS SHARES OF HK$0.01 EACH AT HK$0.10 PER RIGHTS SHARE ON THE BASIS OF TWO RIGHTS SHARES FOR EVERY EXISTING SHARE HELD PAYABLE IN FULL ON ACCEPTANCE

Financial Adviser to the Company



富聯財務策劃有限公司

CU CORPORATE FINANCE LIMITED

Underwriters



中南証券有限公司

CHUNG NAM SECURITIES LIMITED


結好投資有限公司
GET NICE INVESTMENT LTD.

The Directors are pleased to announce that as at 4:00 p.m. (Hong Kong time) on Friday, 7th September, 2001 (being the latest time for acceptance of, and payment for the Rights Shares), 75 valid acceptances and 23 valid excess applications have been received for a total of 2,239,606,647 Rights Shares, comprising (a) acceptance of provisional allotments of 647,535,692 Rights Shares (representing approximately 31.17% of the total number of Rights Shares provisionally allotted), and (b) excess applications for 1,592,070,955 Rights Shares (representing approximately 76.64% of the total number of Rights Shares provisionally allotted). Accordingly, the Rights Issue was approximately 107.81% oversubscribed.

The Rights Issue became unconditional at 4:00 p.m. (Hong Kong time) on Tuesday, 11th September, 2001.

Mainland Talent has procured its wholly-owned subsidiaries to accept 484,612,000 Rights Shares under the provisional allotments and did not apply for any excess Rights Shares.

It is expected that the refund cheque in respect of the partially unsuccessful application for excess Rights Shares, without interest, and certificates for the fully-paid Rights Shares will be despatched by ordinary post to those entitled thereto at their own risk on Thursday, 13th September, 2001. Dealings in the fully-paid Rights Shares are expected to commence on Monday, 17th September, 2001.

Further to the announcement of the Company dated 17th July, 2001 and the prospectus dated 24th August, 2001 ("Prospectus"), the Directors are pleased to announce the results of the Rights Issue. Terms used in this announcement shall have the same meanings as those set out in the Prospectus unless otherwise defined herein.

RESULTS OF THE RIGHTS ISSUE

As at 4:00 p.m. (Hong Kong time) on Friday, 7th September, 2001 (being the latest time for acceptance of, and payment for the Rights Shares), 75 valid acceptances and 23 valid excess applications have been received for a total of 2,239,606,647 Rights Shares, comprising (a) acceptance of provisional allotments of 647,535,692 Rights Shares (representing approximately 31.17% of the total number of Rights Shares provisionally allotted), and (b) excess applications for 1,592,070,955 Rights Shares (representing approximately 76.64% of the total number of Rights Shares provisionally allotted). Accordingly, the Rights Issue was approximately 107.81% oversubscribed.

Mainland Talent has procured its wholly-owned subsidiaries to accept and pay for 484,612,000 Rights Shares under the provisional allotments and did not apply for any excess Rights Shares. The aggregate number of Rights Shares accepted and paid for by the wholly-owned subsidiaries of Mainland Talent represents approximately 23.33% of the total Rights Shares, which also represents the number of Shares that Mainland Talent had irrevocably undertaken to the Company and the Underwriters to take up under the Rights Issue. Accordingly, Mainland Talent will be interested in 726,918,000 Shares upon completion of the Rights Issue, representing approximately 23.33% of the issued share capital of the Company as enlarged by the Rights Issue which is the same as its shareholding percentage in the Company before the Rights Issue.

The Directors announce that all the conditions set out in the Underwriting Agreement have been fully satisfied and accordingly, the Rights Issue became unconditional at 4:00 p.m. (Hong Kong time) on Tuesday, 11th September, 2001.

BASIS OF ALLOTMENT FOR EXCESS RIGHTS SHARES

The Directors have resolved to allot 1,429,880,338 Rights Shares to the applicants for excess Rights Shares on the following basis which the Directors consider to be fair and equitable.

Number of excess Rights Shares applied for	Number of valid application	Approximate percentage allocation of excess Rights Shares applied for
1 to 201,600	22	100%
Above 201,600	1 *(Note)*	89.81%

Note: This application is from HKSCC Nominees Limited which acts on behalf of CCASS Participants. The Company considers HKSCC Nominees Limited as a single shareholder for the allotment of excess Rights Shares.

The Directors confirm that not less than 25% of the issued share capital of the Company will be held by the public following the completion of the Rights Issue.

REFUND CHEQUE, CERTIFICATES AND DEALINGS

It is expected that the refund cheque in respect of the partially unsuccessful application for excess Rights Shares, without interest, and certificates for the fully-paid Rights Shares will be despatched by ordinary post to those entitled thereto at their own risk on Thursday, 13th September, 2001. Dealings in the fully-paid Rights Shares are expected to commence on Monday, 17th September, 2001.

ADJUSTMENTS IN RELATION TO SHARE OPTIONS

The Directors are consulting the Company's auditors as to whether or not the allotment and issue of the Rights Shares has triggered adjustments to the existing exercise prices and the number of the Options. The adjustments to the exercise prices and the number of the Options, if any, will be made by the Directors on such basis in accordance with the terms and conditions of the Share Option Scheme. Further announcement will be made on the required adjustments to the Options, if any, as soon as practicable.

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 11th September, 2001



恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED

(於開曼群島註冊成立之有限公司)

供股結果
按每持有1股現有股份可獲配2股供股股份之基準
以每股供股股份0.10港元之價格
配售2,077,416,030股每股面值0.01港元之供股股份
股款須於接納時繳足

本公司之財務顧問



富聯財務策劃有限公司
CU CORPORATE FINANCE LIMITED

包銷商



中南証券有限公司
CHUNG NAM SECURITIES LIMITED


結好投資有限公司
GET NICE INVESTMENT LTD.

董事欣然宣佈，於二零零一年九月七日(即接納及支付供股股份之最後期限)星期五下午四時正(香港時間)，已接獲75份有效接納及23份有效額外申請，涉及合共2,239,606,647股供股股份，包括(a)接納暫定配額647,535,692股供股股份(佔暫定配發供股股份總數約31.17%)，及(b)申請額外1,592,070,955股供股股份(佔暫定配發供股股份總數約76.64%)。因此，是項供股獲超額認購約107.81%。

供股於二零零一年九月十一日星期二下午四時正(香港時間)成為無條件。

Mainland Talent已促使其全資附屬公司接納彼等根據暫定配額獲配發之484,612,000股供股股份，及並無申請任何額外供股股份。

預期就部分未獲成功之額外供股股份申請之退款支票(不計利息)，及繳足股款供股股份之股票將於二零零一年九月十三日星期四以普通郵遞方式寄發予該等應得人士，郵誤風險概由彼等承擔。預期繳足股款供股股份將於二零零一年九月十七日星期一開始買賣。

繼本公司於二零零一年七月十七日刊登之公佈及於二零零一年八月二十四日刊發之章程(「章程」)後，董事欣然宣佈供股結果。除本公佈另有界定外，本公佈所用詞彙與章程所載者具相同涵義。

供股結果

於二零零一年九月七日(即接納及支付供股股份之最後期限)星期五下午四時正(香港時間)，已接獲75份有效接納及23份有效額外申請，涉及合共2,239,606,647股供股股份，包括(a)接納暫定配額647,535,692股供股股份(佔暫定配發供股股份總數約31.17%)，及(b)申請額外1,592,070,955股供股股份(佔暫定配發供股股份總數約76.64%)。因此，是項供股獲超額認購約107.81%。

Mainland Talent已促使其全資附屬公司接納及支付根據暫定配額獲配發之484,612,000股供股股份，及並無申請任何額外供股股份。Mainland Talent之全資附屬公司接納及支付之供股股份總數佔全部供股股份數目約23.33%，亦為Mainland Talent向本公司及包銷商根據供股悉數認購作出不可撤回承諾之股份數目，因此，Mainland Talent於供股完成後將擁有726,918,000股股份之權益，佔本公司經供股擴大已發行股本約23.33%(並與供股前佔本公司持股量百分比相同)。

董事宣佈，包銷協議所載之所有條件已全面達成，並因此，供股於二零零一年九月十一日星期二下午四時正(香港時間)成為無條件。

額外供股股份之配發基準

董事已議決按下列董事認為公允及平等之基準向額外供股股份之申請人配發1,429,880,338股供股股份。

申請額外供股股份數目	有效申請數目	分配申請額外供股股份之概約百分比
1至201,600股	22份	100%
201,600股以上	1份(附註)	89.81%

附註：是次申請由香港中央結算(代理人)有限公司代表中央結算系統參與者提出。本公司視香港中央結算(代理人)有限公司為配發超額供股股份單一股東。

董事確認，於供股完成後，公眾人士將持有不少於本公司已發行股本25%。

退款支票、股票及買賣

預期就部分未獲成功之額外供股股份申請之退款支票(不計利息)，及繳足股款供股股份之股票將於二零零一年九月十三日星期四以普通郵遞方式寄發予該等應得人士，郵誤風險概由彼等承擔。預期繳足股款供股股份將於二零零一年九月十七日星期一開始買賣。

有關購股權作出之調整

董事正諮詢本公司核數師是項配發及發行供股股份是否需對現時購股權之行使價及數目作出調整。董事將按照購股權計劃之條款及條件之基準對購股權之行使價及數目(如有)作出調整。倘就購股權須作出規定之調整(如有)，本公司將盡快發表進一步公佈。

承董事會命
恒盛東方控股有限公司
董事總經理
鄺維添

香港，二零零一年九月十一日